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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Força e Luz Cataguazes Leopoldina

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 28 2006
THOMSON
FINANCIAL

FILE NO. 82- 5747 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/28/06


COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA

RECEIVED

2006 JUN 27 P 2:02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICLY HELD COMPANY
CNPJ/MF 19.527.639/0001-58

COMPANY NOTICE

Pursuant to the provisions established by CVM Directive 358/02, the company **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("Company"), hereby informs its shareholders and the market of the following:

1. At a meeting held on April 07, 2006, the Company's Board of Directors ratified the increase to the Company capital of R$ 99,625,785.11, through the issue of 43,695,519,783 new common shares issued at the subscription price of R$ 2.28 (two Brazilian reals and twenty-eight cents) per lot of thousand shares. Following the ratification of the aforesaid increase, the Company's capital now stands at R$ 379,602,272.88, divided into R$ 206,748,775.77, attributed to 94,913,752,181 common shares, R$ 172,323,316.70, attributed to 82,392,170,239 class "A" preferred shares and R$ 530,180.41 attributed to 253,492,770 class "B" preferred shares, all without nominal value.

2. Given that, considering the results obtained from apportioning the surpluses verified between the shareholders interested, the capital increase ratified hereunder significantly exceeded the minimum limits established by this Board of Directors at the meeting held on February 21, 2006, there is no justification to adopt further mechanisms to provide for the subscription of this difference by any third parties.

3. The interest held by the shareholders Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P. (jointly "FondElec"), in the Company's share capital was diluted to an amount lower than the minimum interest established in the Company Shareholders' Agreement. The Company accordingly recorded in the company book that FondElec is no longer party to the aforementioned Shareholders' Agreement.

Cataguases, April 07,2006.

Maurício Perez Botelho
Investor Relations Officer

Praça Rui Barbosa, 80 – Cataguases (MG) - Telefone: (32) 3429.6000 - Fax: (32) 3429.6317
http://www.cataguazes.com.br

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicity Traded Company

CNPJ/MF 19.527.639/0001-58

COMPANY NOTICE

Pursuant to the provisions established in CVM Directive 358/02 and further to the Company Notice published on March 27, 2006, the company **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("CFLCL") hereby informs its shareholders and the market of the following:

1. On April 20, 2006, Sobrapar Sociedade Brasileira de Organização e Participações Ltda., Corporate Taxpayer Registration Number (CNPJ/MF) 42.291.021/0001-53 ("Sobrapar"), notified CFLCL it had concluded the purchase and sale transaction of all the shares issued by CFLCL held by Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P. (jointly referred to as "Fondelec"), in addition to the shares owned by Fundação dos Economiários Federais – Funcef.

2. Due to the conclusion of the aforesaid transactions, the corporate disputes involving CFLCL have been shelved.

3. The acquisitions reported in this Company Notice do not alter the share control structure of CFLCL or any of its subsidiaries.

4. Sobrapar has told CFLCL it is interested in continuing participating in the discussions about the reformulation and simplification of the ownership structure of CFLCL and its subsidiaries – without involving any change to the current corporate control structure of the companies which comprise the Cataguazes-Leopoldina System – under the segregation of the electric energy distribution and generation activities required by Law 10.848/2004. There is, however, no contract or agreement governing the voting rights at such companies.

5. CFLCL shall maintain its shareholders and the market posted about any developments in this matter.

Cataguases, April 20, 2006.

Maurício Perez Botelho
Investor Relations Director

RECEIVED
2006 JUN 27 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
Publicity Traded Company
CNPJ/MF 19.527.639/0001-58

ENERGISA S/A
Publicity Traded Company
CNPJ/MF 00.864.214/0001-06

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE
Publicity Traded Company
CNPJ/MF 13.017.462/0001-63

COMPANY NOTICE

Pursuant to the provisions established in CVM Directive 358/02, the companies **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("CFLCL") **ENERGISA S/A** ("Energisa") and **EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE** ("Energipe") hereby inform their shareholders and the market of the following:

1. On April 20, 2006 Multipar S/A – Planejamento e Corretagem de Seguros, a privately held company and subsidiary of CFLCL, Corporate Taxpayer Registration Number (CNPJ/MF) 42.595.314/0001-24 ("Multipar"), acquired the entire equity interest held by Sobrapar – Sociedade Brasileira de Organização e Participações Ltda., Corporate Taxpayer Registration Number (CNPJ/MF) 42.291.021/0001-53 ("Sobrapar") in Energia do Brasil Participações Ltda. ("Energia do Brasil"), as approved by CFLCL management, for the total amount of R$ 361,100,000 (three hundred and sixty-one million one hundred thousand Brazilian reals), corresponding to Multipar's assumption of debts owed by Sobrapar to financial institutions – institutions which have already formerly stated their intention to use the respective outstanding balance to subscribe publicly issued debentures, with a total term of five years and grace period on the principal of three years.

1.1. Energia do Brasil's entire investments are in Energisa S/A, PBPart-SE1 S/A ("PBPart-SE1") and Usina Termelétrica de Juiz de Fora S/A ("UTE-JF"), meaning that this increase to CFLCL's indirect interest in these companies will provide more efficient conditions, in benefit to all the shareholders, including for the implementation of the segregation activities required by Law 10.848/2004.

1.2. The value of the acquisition of Energia do Brasil by Multipar was based on an independent appraisal carried out by a first-rate financial institution.

1.3. Following the acquisition of Energia do Brasil by Multipar, CFLCL now directly and indirectly holds the following equity interests in the following companies:

(i) Energisa: 99.99%
(ii) PBPart SE-1: 99.99%
(iii) UTEJF: 99.99%
(iv) Energipe: 99.86%

1.4. In due course the minority shareholders of Energisa and Energipe will receive an offer to acquire their shares, pursuant to CVM Directive 361, with the purpose for the latter of canceling it is listed company registration.

2. Following the acquisition of Energia do Brasil by Multipar, Sobrapar now holds the following corporate interests, but, however, no longer has a direct interest in the following companies controlled by CFLCL:

Interest in the Capital of CFLCL			
Shareholder	Common Shares	Class "A" Pref. Shares	Total of the Capital
Sobrapar	31.256.381.743	64.882.198.906	96.138.580.649
Gipar	53.752.623.844	1.703.481.951	55.456.105.795

Gipar holds 56.7% of the Common Capital and 31.7% of the Total Capital of CFLCL and Sobrapar holds 49.4% of the Common and Total Capital of Gipar.

3. The acquisitions reported in this Company Notice do not alter the share control structure of CFLCL or any of its subsidiaries.

4. Sobrapar has told CFLCL it is interested in continuing participating in the discussions about the reformulation and simplification of the ownership structure

of CFLCL and its subsidiaries – without involving any change to the current corporate control structure of CFLCL or any of its subsidiaries – under the segregation of the electric energy distribution and generation activities required by Law 10.848/2004. There is, however, no contract or agreement governing the voting rights at such companies. Furthermore, thus far CFLCL has not been given permission by the National Electric Energy Agency - ANEEL to alter the vertical disintegration model previously proposed for its assets.

5. CFLCL shall maintain its shareholders and the market posted about any developments in this matter.

Cataguases, April 20, 2006.

Maurício Perez Botelho
Investor Relations Director

Investor Relations Monthly Report - April 28th, 2006 Edition

Cataguazes-Leopoldina raises stake in subsidiaries

Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) announced on April 20 it had purchased 45.6% of the total capital of Energisa, 50% of UTE Juiz de Fora and 49.9% of PBPART-SE 1. These assets belonged to Sobrapar, which acquired them from Alliant Energy Holdings do Brasil in January this year. The acquisition, performed through the subsidiary Multipar, paves the way for the corporate structure of the Sistema Cataguazes-Leopoldina to be simplified and to consolidate the interests held by CFLCL in the Holdings which control the electric utilities Energipe, CELB, Saelpa and the thermal plant Juiz de Fora.

Following this, the results of these subsidiaries shall be virtually entirely consolidated in CFLCL, reinforcing the economics and financial structure of the Sistema Cataguazes-Leopoldina and enabling the vertical disintegration process to the implemented more rationally and economically. Following the acquisition, CFLCL now directly and indirectly holds 99.99% of the total capital of Energisa S/A, Pbpart SE 1 S/A and UTE Juiz de Fora and 99.87% of the total capital of Energipe. The acquisition, valued by an independent financial institution, was concluded at R$361 million. Under the acquisition, Multipar assumed the debt held by Sobrapar concerning the acquisition of the shares held by Alliant. The subsidiary had already obtained the firm guaranteed to refinance the amount through the issue of debentures with a five-year term, including a three-year grace period.

Cataguazes-Leopoldina Shareholders' Meeting approves dividend payment

The Annual General Meeting held on April 28 approved the payment of R$16.7 million in priority dividends, to be paid as from May 31 this year, at the rate of R$0.2092 per lot of thousand class "A" preferred shares and R$0.1255 per lot of thousand class "B" preferred shares The Company's shares shall be traded "ex-dividends" on the Sao Paulo stock exchange as from May 2, 2006.

Cataguazes-Leopoldina Board of Directors approves capital increase

The Company Board of Directors approved on April 7, 2006 the increase to the CFLCL share capital of R$99,625,785.11, through the issue of 43,695,519,783 new common shares. The company's share capital is therefore now R$379,602,272.88 divided into 94,913,752,181 common shares, 82,392,170,239 class "A" preferred shares and 253,492,770 class "B" preferred shares, all with no par value.

Consolidated operating revenue rises by 23%, reaching R$548.4 million in the first quarter of 2006

The gross consolidated operating revenue of Cataguazes-Leopoldina rose by 23% in the first quarter as compared to the same period last year, reaching R$548.4 million, with excellent revenue growth being achieved by Energipe and Saelpa of 30.3% and 30.0% respectively. Of the revenue recorded, R$30.6 million derives from the use of the transmission and distribution system (TUSD) by free consumers, as compared to R$16.7 million in the prior year. If the demand by free consumers is considered, the consumption of electricity in the first quarter of 2006 in the concession areas of the companies comprising the Sistema Cataguazes-Leopoldina amounts to 1703 GWh, reflecting an increase of 5.0% in comparison to the demand recorded in the same quarter in 2005.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to March of 2006

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidado
Gross Revenue - R$ million	103.9	29.6	150.8	32.5	215.2	548.4
Growth % (*)	+13.4	+18.4	+30.3	+16.5	+30.0	23.0
Electricity Sales – GWh (a+b)	269	70	559	147	658	1,703
a) Retail Market	234	67	413	122	562	1,398
• Residential	80	30	131	33	201	475
• Industrial	57	12	90	53	106	318
• Commercial	39	15	80	19	97	250
• Other classes	58	10	112	17	158	355
b) Free Consumers (FC)	35	3	146	25	96	305
Sales Increase - % (*)	+ 3.3	- 0.8	+ 7.1	+ 4.2	+ 4.9	+5.0
• Residential	+ 2.3	- 1.5	+ 2.3	+ 3.7	- 0.7	+0.8
• Industrial + FC	+1.6	- 1.2	+ 9.0	+ 4.7	+ 10.9	+7.6
• Commercial	+ 7.6	- 1.7	+ 8.2	+ 3.5	+ 3.3	+5.2
• Other classes	+ 4.4	+ 3.2	+ 8.1	+ 3.6	+ 6.3	+6.3

(*) In relation to the same period of 2005, with free consumers.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.

RECEIVED
2006 JUN 27 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE


COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA
ENERGISA S.A.
UMA EMPRESA DO SISTEMA CATAGUAZES-LEOPOLDINA


ENERGIPE
EMPRESA ENERGÉTICA DE SERGIPE S.A.

COMPANY NOTICE

Pursuant to the provisions established in CVM Directive 358/02, the companies **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("CFLCL") **ENERGISA S/A** ("Energisa") and **EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE** ("Energipe" and in conjunction with CFLCL and Energisa, the "Companies") hereby inform their shareholders and the market of the following:

1. On September 19, 2005 the Companies published a Company Notice informing the market as to the progress of the reorganization plan concerning the assets and liabilities directly and indirectly held by the Companies, including interests in other companies, with the view to segregating the energy distribution and generation activities in compliance with Law 9.074 dated 7 July 1995, previously submitted to the prior approval of the National Electric Energy Agency - ANEEL ("Vertical Disintegration Plan").

2. Taking into particular consideration the change to the Companies' share ownership structure, and, as per the Companies' Company Notice published on April 20, 2006, the interest of CFLCL and the number of its shareholders in reformulating and simplifying the corporate ownership structure of CFLCL and its subsidiaries, on May 03, 2006 CFLCL submitted to ANEEL an application to change the Vertical Disintegration Plan, in order to facilitate and simplify the activity segregation process.

3. In short, the new version of the Vertical Disintegration Plan establishes the following steps:

(a) the shares in the share capital of the distributors Sociedade Anônima de Eletrificação da Paraíba – SAELPA ("Saelpa") and Companhia Energética de Borborema – CELB ("CELB") shall be transferred to Energisa, through a reduction to the capital of Energipe, meaning Energisa will be the direct controlling shareholder of SAELPA and CELB. In due course an acquisition offer will be made on the shares held by the Energipe minority shareholders, as per the Company Notice published on April 20, 2006, pursuant to CVM Directive 361/02, with a view to canceling its listed company status

(b) CFLCL shall raise the capital of its subsidiary Multipar S/A – Planejamento e Corretagem de Seguros ("Multipar"), through the transfer of (i) all the corporate interests held by CFLCL in Energisa, Companhia de Eletricidade de Nova Friburgo, Teleserv S/A, Cat-Leo Construções, Indústria e Serviços de Energia S/A and the company to be incorporated through the transfer by CFLCL of its embedded electric energy generation assets and (ii) other assets and liabilities not directly related to the electric energy distribution concession held by CFLCL

(c) Multipar will be incorporated by Energisa, and CFLCL shall temporarily hold a direct interest in Energisa

(d) Energisa shall incorporate the shares held by CFLCL into its equity, transforming CFLCL into its wholly-owned subsidiary. As a result of the share incorporation, the current shareholders of CFLCL shall be held in Energisa, which shall remain a listed company, and

(e) upon conclusion of the Vertical Disintegration Plan, Energisa shall be the new controlling company of all the companies currently indirectly or directly controlled by CFLCL.

4. The Vertical Disintegration Plan is undergoing analysis by ANEEL and may therefore be adjusted in the best interests of the companies involved and to comply with the applicable legislation, and is also subject to the prior consent of ANEEL, the boards and shareholders of the Companies, in addition to any approval by third parties, including debenture holders, financial institutions and other creditors.

5. The Companies shall keep the market posted concerning the development of the Vertical Disintegration Plan.

Rio de Janeiro, May 08, 2006.
Maurício Perez Botelho
Investor Relations Director

#82168 - v6


1905 / 2005
CATAGUAZES
LEOPOLDINA

Three-time champion in Social Responsibility



Ticket Symbol
FLCL

Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

RECEIVED
2006 JUN 27 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Investor Relations Monthly Report - May 16th, 2006 Edition

Consolidated Revenue of Cataguazes-Leopoldina rises 23% in the 1st quarter of 2006

Loss down by 80.3 %

Operating Revenue: Cataguazes-Leopoldina recorded consolidated operating revenue of R$548.3 million in the first quarter of 2006, a rise of 23% on the same period last year. This positive result was due to tariff adjustments and the increased demand for electric energy. The best performances were recorded by Energipe and Saelpa, 30.2% and 30.1% respectively, due to the increased energy consumption by the residential and commercial classes.

Electricity Sales: The total electric any demand, including the company's own consumers and free consumers, rose by 4.9% in the first quarter. The volume distributed reached 1.7 million MWh, of which the industrial sector accounted for nearly 622.9 thousand MWh and the residential sector 474.6 MWh. If the percentage consumption growth is taken into consideration, demand by the rural sector rose by 7.6%, mainly due to the increased number of consumers as a result of the universal electricity access programs.

Cash Generation: Another positive was the 22.5% increase to the adjusted consolidated EBITDA, which amounted to R$130.7 million in the first quarter of 2006. The consolidated EBITDA margin stood at 34.2%, as compared to 33.5% in the same quarter of 2005. The companies with the highest cash generation were Saelpa, with R$54.2 million, and Energipe, with R$40.5 million. In addition to the positive EBITDA result, the reduced financial costs also contributed to improving the ratio between cash generation and expenses on servicing the debt, net of financial revenue, rising from a factor of 1.5 in the first quarter 2005 to 2.4 in the quarter ended. In comparison with the first-quarter 2005, Cataguazes-Leopoldina managed to reduce its net consolidated financial expense by 22.8%, which stood at R$48.2 million.

Net Income: The positive operating performance and lower financial costs benefited the Company's consolidated income. Cataguazes-Leopoldina recorded a consolidated loss of R$1.49 million, signifying an 80.3% decrease on the prior year. Notwithstanding the improvements to operating income, the financial expenses still penalised the company's consolidated figures. However, had to the increased equity interests in subsidiaries, acquired in April, been included, Cataguazes-Leopoldina would have recorded a consolidated profit of roughly R$6.3 million. The effects of the R$99.6 million capital increase concluded in April on the debt are also not reflected in this quarter.

The table below contains an adjusted column to describe the pro forma effects of the acquisitions of further equity interests in subsidiaries and the capital increase performed in April:

Consolidated CFLCL Figures

Description (Amounts in R$ million)	03/31/2006	03/31/2006 (Pro Forma)
Financial Funds (*)	183.4	288.4
Short Term Net Debt	364.3	243.0
Total Net Debt	1,189.2	1,475.0
Minority Interest	768.2	66.8
Shareholders' Equity	294.7	402.1
Net Operating Revenue	382.3	393.8
Income from Services	89.7	92.5
Despesas Financeiras Líquidas	(48.2)	(62.2)
Minority Interest	(24.7)	(4.1)
Net Income (Loss)	(1.5)	6.3

(*) Cash, Investments and Linked Funds.

The operating and performance figures of the companies comprising the Sistema Cataguazes-Leopoldina in the quarter ended, without the pro forma effects, are shown below:

Operating and Performance Figures

Description	CFLCL	CENF	Energipe	CELB	Saelpa	CFLCL Consolidated
Energy Demand – GWh (*)	269.2	69.6	559.3	147.0	657.8	1,702.9
Gross Operating Revenue - R$ million	103.9	29.6	150.8	32.5	215.2	548.4
Net Operating Revenue - R$ million	73.4	19.1	104.4	22.7	147.4	382.3
Controllable Expenses - R$ million	11.2	3.6	12.9	3.3	19.9	55.1
Income from Energy Services - R$ million	18.3	2.8	28.3	2.8	36.8	89.7
Financial Income (Expense), Net - R$ million	(29.3)	(2.6)	(21.8)	0.1	(8.0)	(48.2)
Net Income (Loss) in the 1st QT - R$ million	(1.8)	1.8	16.4	2.0	19.0	(1.5)
Cash Generation – Adjusted EBITDA - R$ million	23.8	5.0	40.5	5.3	54.2	130.7
Ajusted EBITDA / Net Income (%)	32.5	26.1	38.8	23.3	36.8	34.2

(*) Retail Market + Free Consumers

(Continue)

Investments, Dividends and Shares on the Market

The Sistema Cataguazes-Leopoldina invested R$55.9 million in the first-quarter 2006, as compared to R$46.4 in the same period last year. The investments mainly went on expanding and maintainning the distribution systems. The universal access programme alone consumed R$28.4 million, of which R$15.6 million was consumed by Energipe, R$8.1 by Saelpa, R$3.5 by CFLCL, R$855 thousand by CELB and R$224 thousand by CENF.

At the end of April the Cataguazes-Leopoldina Board of Directors approved the payment of R$16.7 million in dividends to preferred shareholders. The amount was set at R$0.2092 per lot of thousand class A preferred shares and R$0.1255 for class B shares.

Reflecting the vertical disintegration operations, corporate reorganization, and the end of corporate litigation which lowered the perception of the associated risk, in addition to the structured sequential financial operations implemented and undergoing implementation in the Sistema Cataguazes-Leopoldina, trading and the price of CFLCL's shares have been rising considerably. In the period January through May 12, 2006, the Company's preferred class "A" shares rose by 208%, as compared to the 20.1% posted by the Ibovespa index and 24.1% by the IEE – Electric Energy Index. The volume traded over the period amounted to R$9.5 million, an increase of 766.3% as compared to the same period last year.

Daily Trading Volume and Closing Price of FLCL5


1.200.000
1.000.000
800.000
600.000
400.000
200.000
-
7,00
6,00
5,65
5,00
4,00
3,00
2,00
1,00
0,00
1,88
Increase to CFLCL's interest in subsidiaries
Acquisition of Alliant by Sobrapar
Acquisition of FondElec shares by Sobrapar
2/1
6/1
12/1
18/1
24/1
31/1
6/2
10/2
16/2
22/2
2/3
8/3
14/3
20/3
24/3
30/3
5/4
11/4
18/4
25/4
2/5
8/5
12/5
Volume in R$
FLCL5 Quotation

Read the Shareholders' Report in full – link:
http://www.cflcl.portais.net/Portals/2/RelacaoInvestidor_Ingles/RelatoriosFinanceiros_Ingles/REL_ACIO_1TRI2006_CFLCLenglish.pdf

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.

82-5147

RECEIVED
2006 JUN 27 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-05
AR/S

Companhia Força e Luz Cataguazes-Leopoldina

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Message from the Chairman

2005 was a very special year for Companhia Força e Luz Cataguazes-Leopoldina (CFLCL). The greatest commemorations were for the Company's 100th anniversary – a century of providing public services to Brazilian society. Being in business for 100 years indicates much more than tradition. Being a market presence for 100 years, recording constant growth, translates to management quality, respect for consumers and shareholders, capacity to undertake periods of growth and overcome crises. In particular it also reflects a corporate culture which is synonymous of dedication, endeavor and seriousness of all the collaborators who work have been part of the history of the Sistema Cataguazes-Leopoldina (SCL).

In addition to the centenary, we are celebrating the results achieved by an efficient management which has come through a difficult period, caused by energy rationing immediately after a period of major investment by the Company. The focus of the strategic plan, introduced after the rationing, allowed the Company to adjust its indebtedness, consolidate its balance sheet and simultaneously continue to pay out dividends to its shareholders, as it has been doing continuously since 1911.

We are accordingly commemorating the profit obtained in 2005 by all the subsidiaries of the Sistema Cataguazes-Leopoldina, giving CFLCL a consolidated net income of R$41.3 million, and operating cash generation (adjusted EBITDA) in the period of R$453 million, as compared to R$382 million recorded in the prior year, demonstrating the continued consistent growth in the three-year period post rationing of 26% per annum. This therefore reveals the effectiveness of the set of measures taken by management, and the dedication of the more than four thousand employees and support of the investors and shareholders.

The measures adopted in the past three years have sought to rebalance the capital structure, enhance the debt profile, cut costs and generate adequate cash flows, fundamentals which will allow the company to continue achieving sustained growth in the long term. The main financial operations in 2005 were as follows: conclusion of the sale of the subsidiary Cat-Leo Energia, which brought in considerable capital of around R$176 million, in addition to the transfer of debts held by the sold power stations, of R$89 million; the receipt of R$210 million through the Credit Rights Investment Fund (FIDC) distributed among the companies comprising the SCL; the syndicated loan agreements, especially to the subsidiaries of SCL located in the North-East region of Brazil, amounting to R$215 million; the first operation issuing Company notes on the international market, through the Short Term Note programme, fully hedged against exchange rate risks, to the amount of USD 31 million. These transactions enable us to project a considerable improvement to cash flow and cuts to the financial costs of the companies comprising the Sistema Cataguazes-Leopoldina in 2006.

We also continued the Strategic Management Programme, initiated in 2002, with the objective of obtaining operating and regulatory management results, which place us among the best Companies in Brazil in the electric energy distribution sector. In respect of this we achieved excellent results in combating consumer non-payment, recovering credits and negotiating long-standing debts with government authorities. We also draw attention to the reduction in technical and commercial losses and the constant concern to offer quality, uninterrupted services to our more than 1.9 million consumers. The Sistema Cataguazes-Leopoldina also invested to expand its operations, especially in the distribution sector, by way of the programmes "Universal Electric Energy Access" and "Light for All", which resulted in the addition of approximately 53 thousand new customers in our concession areas by the end of 2005.

Another important factor of the year which should be celebrated is the end of the judicial disputes and controversies taking place for more than two years with the minority shareholder which resolved to bring its operations in Brazil to a conclusion, selling all of the shares it held in CFLCL and its subsidiaries to Sobrapar, Sociedade Brasileira de Organização e Participações

Ltda., and the controlling shareholder thereof Antônio José de Almeida Carneiro. Following the acquisition the purchasers permanently discontinued all litigation. This brings to a conclusion a turbulent period in corporate relations, which will allow management to concentrate all its efforts on good business management.

We are also celebrating the obtainment of awards and market recognition, in respect of our work. For the third consecutive year CFLCL received the Abradee Award (the Brazilian Association of Electricity Distributors) in the category Social Responsibility. Companhia Energética da Borborema (CELB) received the award for Quality Management and CELB came first once again in the Procel Award, awarded annually by Eletrobrás for the best solutions in energy efficiency in the category energy sector companies.

The future bodes well for the company. We believe the Company will grow, accompanying the growth of Brazil. The quality of our management and our team, our business experience and the favorable macroeconomic scenario in Brazil mean we can confidently state that there is a future of expansion and achievement ahead of us.

At the start of this new century for the Company, we acknowledge the dedication and efforts of the collaborators of the entire Sistema Cataguazes-Leopoldina, the support of investors, creditors and suppliers, the loyalty of our customers and we renew our commitment to continue working to the highest standards of quality to offer the best service to our consumers, generate returns for our shareholders, respect the environment and remain aware of our social responsibility in the communities where we are privileged to operate.

Cataguases, March 27, 2006.

Ivan Müller Botelho
Chairman of the Board of Directors

Management Report

We present the CFLCL Management Report below, submitting to your examination the material events and facts of the year, along with the corresponding Financial Statements for the financial year ended December 31, 2005.

1. Business Profile

CFLCL (Companhia Força e Luz Cataguazes-Leopoldina) is the company which gave rise to the Sistema Cataguazes Leopoldina (SCL). It is an operating holding company, which directly and indirectly holds the share control in the following companies: CENF, Energipe, CELB, Saelpa, UTE-JF, CAT-LEO CISE, Cataguazes Serviços Aéreos (CSA) and Teleserv (LIG-TV). Two years after it was founded, in 1907 the company went public, and was the third company to be listed on the Rio de Janeiro Stock Exchange.

SCL operated in the areas of energy distribution and generation, and owns five distributors in Brazil. Serving a population of 6.5 million, located over 91,134 Km² in the states of Paraíba and Sergipe, and a number of regions in Rio de Janeiro and Minas Gerais, the company currently has over 1.9 million consumers and over 4 thousand direct collaborators.

Companies of the Sistema Cataguazes-Leopoldina

Distribution

a. CFLCL: Companhia Força e Luz Cataguazes-Leopoldina was founded in 1905. Its operations entail energy generation and distribution, serving 68 municipalities in the states of Minas Gerais and Rio de Janeiro. It supplies energy to a population of one million people, serving 316 thousand consumers in a total area of 16,331 Km².

b. CENF: Companhia de Eletricidade de Nova Friburgo was founded in 1924. CENF's operations entail the generation, transmission and distribution of electric energy. It supplies energy to the municipality of Nova Friburgo (Rio de Janeiro), a major region for industrial and services in the highlands of Rio de Janeiro. It serves 83 thousand consumers, covering a population of 200 thousand people.

c. ENERGIPE: Empresa Energética de Sergipe S.A. was founded in 1959 and acquired at a privatization auction in 1997. It serves 468 thousand consumers, located in 63 municipalities, which account for 96% of Sergipe state's physical area and embrace a population of 3 million people.

d. CELB: Companhia Energética da Borborema was founded in 1966 and acquired at a privatization auction in December 1999. It serves 139 thousand consumers, mainly concentrated in the municipality of Campina Grande (PB), covering a population of 450 thousand people.

e. SAELPA: Sociedade Anônima de Eletrificação da Paraíba was founded in 1964 and acquired at a privatization auction in December 2000. It serves 885 thousand consumers located in 216 municipalities in one of the fastest growing areas in the Brazilian North-East, supplying energy to 1.7 million people.

Generation

f. UTE-JF: Usina termelétrica de Juiz de Fora S.A. was founded in 2000. The first power station runs on natural gas in Minas Gerais state, with an installed generation capacity of 87 MW.

Services

g. Cat-Leo CISE: Founded in 2004, It operates and maintains hydroelectric power stations for other companies, constructs and refurbishes generators, manages construction work projects, assembles and supplies electromechanical and hydromechanical equipment, and provides civil construction and engineering services.

h. CSA: Cataguazes Serviços Aéreos de Prospecção S.A. was founded in 2000. It provides aerial thermographical inspection and load rigging services.

i. Teleserv (LIG-TV): founded in 1997. A venture in the pay-TV and wireless broadband sector in the city of Aracaju. It operates with the MMDS (Multipoint Multichannel Distribution Service), using digital technology.

Sistema Cataguazes-Leopoldina
Corporate Structure


Companhia Força e Luz Cataguazes-Leopoldina - CFLCL
CT =59,5 %
CENF
CT =72,8 %
CSA
CT =100,0 %
CAT-LEO CONSTRUÇÕES
CT =50,0 %
UTE DE JUIZ DE FORA
CT =99,1 %
TELESERV
CT =50,1 %
ENERGISA
CT =99,9 %
ENERGIPE
CT =100,0 %
PBPART
CT =93,6 %
CELB
CT =49,9 %
PBPART-SE 1
CT =100,0 %
PBPART-SE 2
CT =82,9 %
SAELPA
CT = Capital Total

2. The Macroeconomic Scenario and the Sector

In 2005 the Brazilian economy continued presenting solid and positive results, indicating its stability. Although GDP recorded lower-than-expected growth of 2.3%, there are solid fundamentals to be commemorated. The economic stability was proven by its indifference to the political turbulence in Brazil; the balance of trade recorded a record surplus and the Brazilian currency appreciated against the dollar. The economy still faces high interest rates. However the interest rate cuts made over the year enabled falls in unemployment, increased credit offer and higher consumption.

Under these conditions, the electricity sector also performed well, recording higher consumption especially in the residential and commercial segments, helping overcome the energy crisis in Brazil, which has affected the sector's results over the past few years.

3. Tariff Review

In 2005 the first cycle of tariff reviews for all the companies comprising the Sistema Cataguazes-Leopoldina was concluded. The last company to go through this process was Saelpa, which obtained ratification on August 28, 2005. The tariffs of all the companies of the Sistema Cataguazes-Leopoldina have now been defined up to initiation of the second cycle, which will take place in April 2008 with the tariff review at Energipe, CFLCL and CENF. In 2009 the tariffs of CELB and Saelpa will be reviewed.

4. Financial and Operating Performance

Net income for the year

All the distributors, generators and electric energy service providers of the Sistema Cataguazes-Leopoldina recorded considerable recoveries to their results in 2005, which enabled CFLCL to record a consolidated net income of R$41,258 thousand (R$38,545 at the parent company CFLCL) in the year, as compared to a consolidated loss of R$18,618 thousand in 2004 (R$20,048 thousand and the parent company CFLCL). The parent company's results represents a net income of R$0.29 per lot of thousand shares in circulation and a return of 12.5% on the shareholders' equity at the start of the year.

The results of the aforesaid companies in 2005 are shown below:

	Net Income (Loss) - R$ million		
Company	2005	2004	Change % 2005/2004
CFLCL	38,545	(20,048)	-
CENF	11,765	5,139	+ 129
Energipe	67,311	17,578	+ 283
CELB	4,935	2,996	+ 65
Saelpa	72,058	20,886	+ 245
Cat-Leo Cise	5,154	1,241	+ 315
UTE de Juiz de Fora	20,656	19,692	+ 5
CFLCL Consolidated	41,258	(18,618)	-


Consolidated Net Income
- R$ million -
41.3
2004
2005
(18.6)

Despite the occurrence of extraordinary transactions in this year, mainly related to enhancing the capital structure, cost-cutting and lengthening its debt profile, the operating income made an important contribution to the performance of the companies comprising the Sistema Cataguazes-Leopoldina.

Operating revenue: the gross consolidated operating revenue of CFLCL amounted to R$1,971,920 thousand in 2005, up by approximately 22% on the figure recorded in 2004. The revenue growth by company of the Sistema Cataguazes-Leopoldina is distributed as follows:

Company	Gross Operating Revenue (R$ thousand)	Change % 2005/2004
CFLCL	404,328	+ 21.4
CENF	114,920	+ 23.1
Energipe	543,553	+ 15.6
CELB	117,278	+ 9.1
Saelpa	711,072	+ 24.4
Cat-Leo Cise (*)	37,643	+ 989.8
UTE de Juiz de Fora	104,363	+ 1.2
CFLCL Consolidated	1,971,920	+ 21.8


Consolidated Gross Operating Revenue
- R$ million -
+86%
1,063
1,052
1,316
1,619
1,972
2001
2002
2003
2004
2005

(*) Company incorporated in November 2005.

Several factors contributed to the positive performance in operating revenue, including:

a) the electric energy tariff reviews and introduction thereof: CELB (9.30% - 04/02/2005), Energipe (19.84% - 22/04/2005), CFLCL (4.24% - 18/06/2005), CENF (9.75% - 18/06/2005) and Saelpa (14.26% - 28/08/2005). Market growth and the tariff adjustments, coupled with the ratification of the final result of the first tariff review of CFLCL, CENF, Energipe and Saelpa, also resulted in a regulatory asset (revenue deriving from tariff review adjustments) of R$40,650 thousand.

b) the recovery to electric energy consumption, especially the residential and commercial classes of higher added value. In relation to 2004 the consolidated consumption of these classes rose by 4.4% and 7.0% respectively in 2005 (3.9% and 7.6% at the parent company CFLCL). As a result of this, the share of consolidated electric energy sales to these consumer classes as a proportion of the total amount sold to the company's own consumers rose from 60.4% (41.2% in the residential class and 19.2% in the commercial class), in 2004 to 62.7% (42.2% in the residential class and 20.5% in the commercial class), in 2005.


Revenue by Consumers Class
(Consolidated 2005 in R$)
Commercial
21%
Industrial
19%
Rural
4%
Others
14%
Residential
42%

Electric Energy Sales in 2005 (MWh)

Description	Parent Company	Consolidated
a) Energy Sales to own consumers	**923,499**	**5,553,213**
• Residential	307,172	1,834,403
• Industrial	243,378	1,442,367
• Commercial	142,093	938,083
• Rural	114,794	380,535
• Other classes	116,062	957,825
b) Demand from Free Consumers (CL)	**141,937**	**1,024,023**
c) Total Energy Demand (a+b)	**1,065,436**	**6,577,236**
Change to Total Energy Demand - % (*)	+ 3.8	+ 6.5
• Residential	+ 3.9	+ 4.4
• Industrial + CL	+ 2.3	+ 6.5
• Commercial	+ 7.6	+ 7.0
• Rural	+ 5.2	+ 16.1
• Other classes	+3.2	+ 6.4

(*) % Change on 2004

If the demand by free consumers is considered (1,024,023 MWh), the consumption of electricity in 2005 in the concession areas of the companies comprising the Sistema Cataguazes-Leopoldina amounts to 6,577,236 MWh (1,065,436 in the area of the parent company CFLCL), reflecting an increase of 6.5% (3.8% in the area of the parent company CFLCL), vis-à-vis the demand recorded in the same period in 2004. This figure is most impressive, especially when compared to the following growth in energy consumption: 4.6% in Brazil, 4.8% in the Southeast region and 5.3% in the Northeast region.


Energy Market Growth
in comparison to Brazilian average in %
4.9
4.5
7.1
3.7
4.4
4.5
6.5
4.6
2002
2003
2004
2005
Consolidated CFLCL
Average Brasil

c) the increase of 141.2% to the consolidated revenues deriving from free consumers for using the electric energy distribution infrastructure of the companies comprising the Sistema Cataguazes-Leopoldina, which amounted to R$82,495 thousand in 2005 as compared to R$34,195 thousand in the prior year. The consolidated energy volume transported to the free consumers was 1,024,023 MWh in 2005, as compared to 477,297 MWh in 2004.


Consolidated Revenues from Free Consumers (R$ million)
141%
82.5
34.2
2004
2005


Consolidated Energy Volume Transported (MWh) - Free Consumers
115%
1024.023
477,297
2004
2005

Service revenue (EBIT) and cash generation (adjusted EBITDA): the consolidated operating expenses and costs of CFLCL amounted to R$1,032,296 thousand in 2005, an increase of 11.2% on 2004. These costs and expenses stood at 73.7% (77.3% at the parent company CFLCL) of the consolidated net operating revenues, as compared to 78.3% (83.4% at the parent company CFLCL) in 2004. Consequently the consolidated income from electric energy services rose by 43.2% (65.7% at the parent company CFLCL), reaching R$369,171 thousand (R$66,264 thousand at the parent company CFLCL) in 2005. The consolidated operating cash generation (adjusted EBITDA), in turn, rose by 18.4% (52.9% at the parent company CFLCL) on the figure recorded in 2004, amounting to R$453,367 thousand, which represents a consolidated EBITDA margin of 32.3% (32.7% at the parent company CFLCL).

The consolidated EBITDA margin has been improving continuously since the electricity rationing, which took place during the energy crisis of 2001/2002. In the past four years the consolidated adjusted EBITDA of CFLCL has risen by 140%, an average growth of 24.4% per year. The cash generations (adjusted EBITDA) of the companies comprising the Sistema Cataguazes-Leopoldina are shown below:

	Cash Generation Adjusted EBITDA (In R$ thousands)	
Company	2005	2004
CFLCL	95,352	62,348
CENF	21,910	12,133
Energipe	147,610	125,229
CELB	17,867	19,902
Saelpa	155,074	109,932
Cat-Leo Cise	489	727
UTE de Juiz de Fora	31,368	43,497
CFLCL Consolidated	453,367	382,930



Adjusted EBITDA = Service revenue + Depreciation + Revenue from Arrears Surcharges +/- Provisions


Adjusted EBITDA - Consolidated CFLCL
- R$ million -
216%
27.7%
313%
32.3%
32.3%
453.4
382.9
312.6
225.9
2001
2002
2003
2004
2005
EBITDA
Margin

Equity in the net income of subsidiaries: as a result of the performance of CFLCL's subsidiaries, the equity in the net income of subsidiaries rose by 56.3% in 2005, amounting to R$57,985 thousand, as compared to R$37,099 thousand in 2004.

Company	Equity in net income of subsidiaries 2005	2004	Change % 2005/2004
Energisa (*)	35,231	9,000	+ 291
CENF	6,832	3,056	+ 124
Cat-Leo Energia (**)	10,441	23,926	- 56
CAT-LEO CISE	5,283	1,241	+ 326
Others	198	(124)	-

(*) Directly controls Energipe and indirectly controls CELB and Saelpa.
(**) Company sold in April 2005


Equity in Subsidiaries
(R$ milhões)
+56,3 %
37.1
58.0
2004
2005

5. Investments


Investments by Company
- R$ million -
32.3
13.9
5.0
62.1
9.6
75.0
200.0
CFLCl
Consolidated Cat-Leo
CENF
Energipe
CELB
Saelpa
Consolidated CFLCL

In 2005 CFLCL and its subsidiaries invested R$200.0 million (R$193.7 million in 2004) in expanding their electric energy distribution networks, and maintaining and improving the quality of the services rendered. Approximately R$190.2 million was spent on transmission and distribution and R$9.8 million on electric energy generation. The "Universal Electricity Access" and "Light for All" programmes received R$87.7 million. The "Light for All" is a federal government programme, which aims to achieve universal access to the electricity service in the rural areas of Brazil, for which the SCL companies receive funds from the lost fund or at low-cost, of around 85% on average.

The "Light for All" Programme

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Total
Consumers to serve	5,631	404	22,393	2,850	44,100	75,378
Connections made in 2004	-	-	233	2	66	301
Connections made in 2005	2,970	340	7,716	664	6,980	18,670
Total connections made to date	2,970	340	7,949	666	7,046	18,971
Consumers to serve	2,661	64	14,444	2,184	37,054	56,407
Year of conclusion	2006	2006	2006	2005	2008	-
Investment in 2005 (in R$ thousands)	13,181	2,294	41,975	2,465	27,737	87,652

6. Nonpayment and Cutting Losses

The distributors of the Sistema Cataguazes-Leopoldina permanently focus on reducing consumer non-payment levels and technical/commercial losses.

Excellent results have been achieved in combating consumer non-payment levels, by offering incentives for timely payment and intense negotiations with government authorities, where the highest non-payment levels are found. In 2005 record-breaking credits were recovered and debts negotiated. Debt negotiations with state governments and municipal governments were exceptionally successful. As an example we can cite the case of the negotiations involving CELB and Saelpa, in Paraíba state, on one side, electric energy debits held by several state institutions, on the other side, payments of taxes relating to the companies, in an agreement of mutual benefit. These operations resulted in a settlement between the Paraíba State Government and 213 municipalities, enabling certain debits of these municipal governments to Saelpa and CELB to be settled, enabling the reversal of provisions for doubtful accounts to the amount of R$29,116 thousand.

The consolidated non-payment index of the Sistema Cataguazes-Leopoldina's consumers fell by roughly 22% in 2005, as compared to 2004, falling by 53% over the past four years.

Of the actions combating losses we highlight the inspections at consuming units and regularization of illegal connections. Consolidated energy losses amounted to 14.85% at the end of the year.

Energy Losses and Consumer Non-payment Levels

	Energy Losses (%)		Consumer Non-payment (%)	
Company	2005	2004	2005	2004
CFLCL	9.74	9.78	2.85	3.67
CENF	8.41	8.54	2.48	2.10
Energipe	11.85	11.99	2.72	2.93
CELB	8.97	8.71	3.03	3.33
Saelpa	21.33	20.39	3.93	5.67
Consolidated	14.85	14.51	3.21	4.09


Consumer Non-payment Levels - Consolidated (% of Invoicing)
-53 %
6.88
5.23
4.68
4.09
3.21
2001
2002
2003
2004
2005

7. Enhancing the Capital Structure and Lengthening the Debt Profile

In addition to the measures which sought to enhance the capital structure by selling assets, management continued its endeavors to reduce and improve the consolidated debt profile, seeking instruments which allow the costs of the short-term debts to be reduced even further, consequently providing a natural lengthening of its profile. The main transactions performed in the year were the following:

- conclusion of the sale of Cat-Leo Energia, which brought in funds of R$176 million, and generated a gain of R$36.7 million (before tax), transferring the debts held by the power stations sold to the amount of R$89.3 million
- the receipt in July 2005 of R$210 million through the Credit Rights Investment Fund (FIDC), distributed as follows: R$50 million at CFLCL, R$10 million at CENF, R$65 million at Energipe, R$ 15 million at CELB and R$ 70 million at Saelpa
- the taking out of syndicated loans throughout the second half, to the total of R$215 million, especially for the subsidiaries in the North-East region
- the issue in November 2005 of the first CFLCL notes on the international market, through its Short Term Note programme, fully hedged against exchange rate risks, to the amount of USD 31 million out of an authorized total of USD 150 million. In February 2006 a second tranche of USD 16 million was received

- the early redemption of 35 debentures from the 1st series and 4 debentures from the 2nd series of the 6th issue in a transaction of R$18,891 thousand, executed in the third quarter of the year
- the resolution on February 21, 2006 by the Board of Directors to raise the Company's capital by R$100 million through the private subscription of 43,859,650,000 new common shares.

All the aforesaid transactions enable us to project for 2006 a considerable improvement to the cash flow of CFLCL and its subsidiaries, given the reduction to the average cost of the debts, which fell from CDI + 7.8% per annum as of December 31, 2004 to CDI + 4.7% per annum as of December 31, 2005.

In the capital structure of CFLCL, the consolidated net remunerated debt fell by 2.7% in 2005, despite the average CDI rate of 19.0% in the year. Significant progress was achieved in important benchmarks concerning credit quality as compared to 2004. The ratio of the consolidated net remunerated debt over adjusted Consolidated EBITDA fell from 2.8x to 2.3x. The consolidated net capital deficiency in turn fell from R$504,465 thousand as of December 31, 2004 to R$163,358 thousand as of December 31, 2005, against the consolidated EBITDA of R$453,367 thousand recorded in 2005, figures which reveal the importance of the aforesaid transactions to enhancing this financial indicator.

	Parent Company		Consolidated statement	
Description	**2005**	**2004**	**2005**	**2004**
Net Remunerated Debt (*) - R$ thousand	302,264	363,912	1,055,831	1,084,996
Shareholders' Equity + Minority Interests – R$ thousand	328,902	307,675	906,204	802,471
Cash and cash equivalents (cash and interest-earning bank deposits)	46,365	26,333	196,819	84,904
Total Assets - R$ thousand	1,033,470	977,978	3,016,279	2,977,121
Net Remunerated Debt / adjusted EBITDA	3.1	5.8	2.3	2.8
Net Short-term Remunerated Debt / Total Net Debt (%)	39.3	63.8	34.0	52.8
Cash and Cash Equivalents / Short-term Remunerated Debt (%)	28.1	10.2	35.4	12.9
Net Remunerated Debt / Total Assets (%)	29.2	37.2	35.0	36.4
EBITDA / Financial Income	0.8	0.6	1.8	1.7
Degree of Capitalisation (%)	52.1	45.8	46.2	42.5

(*) Net Remunerated Debt = Loans and Financing + Debentures + Debt Charges - Regulatory Assets and CVA - Cash Balance.


Short-term Debt / Total Debt
Consolidated CFLCL
52.8%
34.0%
2004
2005


Cash and cash Equivalents
/ Short-term Debt
12.9%
35.4%
2004
2005

The management of the companies comprising the Sistema Cataguazes-Leopoldina continued their efforts to enhance the credit profile of CFLCL and the subsidiaries, seeking measures to further reduce the cost of capital and lengthen the debt terms, which along with the significant improvements to the income and cash generation capacity, will reduce the requirement to refinance its liabilities and will increase the Company's net income. The capital increase of CFLCL proposed at the Board of Directors meeting held February 21, 2006, to the amount of R$100 million, is therefore an important contribution from the shareholders to achieve this objective, reducing its net consolidated remunerated debt by an amount equal to 9%.

8. Energy Generation

SCL's power stations generated 486.4 GWh in the financial year: CFLCL (207.3 GWh), CENF (56.6 GWh) and UTEJF (222.5 GWh). This volume accounts for 9% of the consolidated sales of CFLCL to its own consumers.

Under its strategy of rebalancing the capital structure, the Sistema Cataguazes-Leopoldina lowered costs, enhanced its debt profile and performed the vertical disintegration requirements, selling in the past three years energy generation assets and seeking to focus on the distribution of electricity, which has guaranteed better and consistent results.

However, the focus on distribution and the sale of generation assets arose from a present requirement, whose strategy lies in rebalancing the cash flow. As a result of this, achieving its objective and with the market indicating positive prospects and attractive rates of return for the generation business, the Company will certainly be alert to the opportunities in this business area as well.

9. Corporate Governance and the Capital Market

The CFLCL management team is comprised of the Board of Directors, Executive Board and the Board of Auditors. The Board of Auditors is convened whenever elected by the General Meeting. Three of the seven members on the CFLCL Board of Directors are currently appointed by minority shareholders.

The Company has common shares (FLCL3) and preferred class A (FLCL5) and preferred class B (FLCL6) shares traded on the Sao Paulo Stock Exchange and level 1 American Depositary Receipts (CFLCY – Common and CFLPY – Preferred "A").

Tag Along: CFLCL has granted a Tag Along at 80%, for the event of a public share control offering, to its preferred shareholders.

Investor Relations: the company mainly discloses information to the market by way of monthly bulletins, which can be found on its site: www.cataguazes.com.br

10. Performance of shares on the Bovespa

In 2005 the CFLCL class "A" preferred shares, of high liquidity, appreciated by 24.1% on the Sao Paulo Stock Exchange, compared to an appreciation of 27.7% of the Ibovespa – Sao Paulo Stock Exchange Index. At the end of the year the CFLCL class "A" preferred shares were trading at the price of R$1.90 per lot of thousand shares, compared to an equity value of R$2.67 per lot of thousand shares.

11. Dividends and interest on shareholders' equity

In light of the results achieved in 2005, the management teams of CFLCL and its subsidiaries shall propose to the General Meeting, to be held shortly, the following distributions of dividends and interest on shareholders' equity:

Company	Distribution Type	Unit	Common	Preferred / "A"	Preferred / "B"	Total Amount (R$ thousand)
CFLCL	Dividends	R$ / thousand shares	-	0.2092	0.1255	16,723
CENF	Dividends and Interest on Shareholders' Equity (*)	R$ / thousand shares	117.863984	117.863984	-	11,397
Energisa	Dividends	R$ per share	0.343553	-	-	13,031
Energipe	Dividends	R$ per share	120.39118	637.24	-	14,608
CELB	Dividends	R$ per share	2.737121	11.097836	-	1,080
Saelpa	Dividends	R$ / thousand shares	22.010591	24.8085	24.8085	16,406
CAT-LEO Cise	Dividends	R$ / thousand shares	26.676263	-	-	1,224

(*) On December 21, 2005 CENF made an advance payment of dividends and interest on shareholders' equity to the amount of R$50.9951 per thousand common or preferred shares, of which R$14.40 was paid in dividends per lot of thousand shares.

Of the amount to be distributed by the controlling shareholder CFLCL, only 31.7% (R$5,296 thousand) shall be paid in the short term, giving the contractual commitments undertaken by the shareholders in favor of third party debenture holders and the subordination to the deed of the 6th debenture issue of the Company.

12. Excellence in Consumer Relations

SCL seeks to continuously supply services of excellent quality to its consumers. To do this, over the past few years it has been endeavoring to obtain process certifications (recognized internationally) which assure a quality and reliable provision of services to the client. In 2005 alone 16 ISO 9001:2000 certificates were obtained, three of which we cite as an example: customer service via the call centre, maintenance, calibration and tests on electric meters, and inspection on billing metering installations.

The quality and continuity indicators of the DEC (Equivalent Duration of Interruptions per Client) and the FEC (Equivalent Frequency of Interruptions per Client) services of the SCL companies are considerably lower than the limits stipulated by ANEEL (National Electric Energy Agency), with the exception of CELB and SAELPA, whose limits have been compromised, due to the characteristics of the locations and climatic factors, in addition to the feeders of such electric system.

DEC and FEC in 2005

Company	DEC (hours)	ANEEL Limit DEC (hours)	FEC (times)	ANEEL Limit FEC (times)
CFLCL	9.70	12.43	8.48	14.25
CENF	18.77	20.00	14.96	25.00
Energipe	13.60	19.35	9.85	18.98
CELB	21.56	21.15	14.97	21.24
Saelpa	47.28	37.90	18.83	35.40

13. Human Resources

SCL has a workforce comprised of 4,000 direct collaborators. The Human Resources policy focuses on the Health and Safety of collaborators and third parties. SCL controls the occupational safety indicators, through a strict policy, which has been achieving excellent results.

In addition to health and safety, SCL consistently invests in the professional enhancement and development of its collaborators through courses, seminars, lectures and the introduction of new technology. In 2005 R$1,684 thousand was invested in approximately 117 thousand hours of training, of which R$289 thousand was invested in 26 thousand hours of training by the parent company CFLCL.

14. Recognition

In 2005 CFLCL received the following awards in recognition of the quality of its services and its commitment to society:

- **CFLCL:** The Abradee Award (Brazilian Association of Electricity Distributors) in the category Social responsibility
- **CELB (Companhia Energética da Borborema):** The Abradee Award (Brazilian Association of Electricity Distributors) in the category Quality Management
- **CELB (Companhia Energética da Borborema):** 1st place in the Procel Award, awarded annually by Eletrobrás for the best solutions in energy efficiency in the category energy sector companies.

15. Social and Environmental Responsibility

SCL understands the importance of looking after the community in which it operates. In addition to the services it offers, for the purpose of improving the well-being of society, in 1985 it created the Ormeo Junqueira Botelho Cultural Foundation, in which the social responsibility activities of the Sistema Cataguazes-Leopoldina are centered. Working with the needy communities in the urban regions in which the SCL companies operate, the Foundation has the purpose of developing cultural projects and programmes aimed at youngsters.

The main activities are set out below:

- The Cultural Workshops, centers promoting artistic education, activities, cultural sponsorship and social development. There are currently Cultural Workshops in the following cities: Cataguases, Muriaé, Manhaçu, Ubá, Rio Novo, Guarani, Nova Friburgo and João Pessoa

- the Minas Gerais Traditions Centre (Centro das tradições Mineiras - CTM) in Cataguases, where the project is developed serves more than 1000 needy youngsters: Café com Pão, Arte ConFusão.

- the CELB Super Energy Station, an area open to the visiting public who can get to see some of the elementary principles of Physics in a clear, interactive and educational manner.

- the expansion of the Saelpa Cultural Workshop, following the inauguration in June 2005 of the Saelpa Energy Space, considered by Eletrobrás to be the "first electricity reference centre in Latin America"

- the holding of I Cineport – The Cinema Festival for Portuguese Language Countries. Held in Cataguases on June 01 and 12, the festival brought together filmmakers, artist and musicians from all the nations comprising the Community of Portuguese Language Countries: Angola, Brazil, Cape Verde, Guinea-Bissau, Mozambique, Portugal, São Tomé e Príncipe and East Timor.

The commitment and seriousness with which it carries out its actions led CFLCL to obtain for the third consecutive year the award of best company in the category of social responsibility awarded by Abradee – Brazilian Association of Electricity Distributors.

In respect of the environment, the Company continued the reforestation programmes at the Small Hydroelectric Power Stations and the conservation of the RPPNs – Private Nature Reserves – located on the grounds of the power stations: Maurício, in Leopoldina, and Coronel Domiciano, in Muriaé.

Information concerning the economic and social performance of the parent company CFLCL is shown below:

Social Balance Sheet of CFLCL

1. Economic and financial indicators (R$ thousand)	**2005**	**2004**
1.1 - Net Operating Revenue	291,655	241,561
1.2 – Operating Income	9,098	(17,309)
1.3 – Gross Payroll	24,780	21,870
2. Labour Indicators (R$ thousand)		
2.1 - Meals	2,734	2,490
2.2 – Compulsory Payroll Charges	5,929	5,444
2.3 – Private Pensions	341	337
2.4 – Health plans	1,316	877
2.5 - Education	289	359
2.6 – Profit-sharing	1,797	-
2.7 – Other Benefits	605	621
Total – Labor indicators (2.1 to 2.7)	13,011	10,128
3. Social Indicators and Investment (R$ thousand)		
3.1 - Taxes (not including payroll charges)	112,766	92,639
3.2 – Contribution to Society/Investment in Citizenship	1,342	1,732
3.3 – Environmental Investment	753	172
3.4 - Luz no Campo Programme	13,181	-
3.5 – Energy efficiency, research and development programme	1,534	1,649
Total – Social Indicators and Investments (3.1 to 3.5)	129,576	96,192
4. Functional Staff Indicators		
4.1 – Number of employees at year end	720	699
4.2 – Number of admissions in the year	60	36
4.3 – Number of women working at the company	139	132
4.5 – Number of disabled employees	15	25

16. Vertical Disintegration Plan

In December 2005 the CFLCL Board of Directors approved the corporate reorganization plan for assets under the direct and indirect control of the Company, with a view to segregating the energy generation and distribution activities in accordance with Law 9.074/95, as amended by Law 10.848, dated March 15, 2004. Studies are being performed seeking to consolidate the existing assets so as to achieve greater efficiency and synergy in the Company's activities, with a possible simplification of the corporate structure, greater tax efficiency and compatibility with the current corporate structure. Management expects this process to be concluded by October 2006, the deadline requested from Aneel (National Electric Energy Agency).

17. Independent Auditors

CFLCL and its subsidiaries began using the Independent Auditing services provided by Deloitte Touche Tohmatsu in 2002 and in 2005 and 2004 did not engage any other service except for auditing of its financial statements.

18. Acknowledgements

We acknowledge our collaborators for their efforts, dedication and seriousness with which they carry out their tasks, our shareholders, investors, creditors and suppliers for their unwavering support, our consumers for their trust, and all the parties with which we maintain relations. We hereby renew our commitment to keep working seriously, professionally and ethnically and providing quality services to continually generate value over a long-term horizon.

Statement of Added Value - DVA
Years ended December 31, 2005 and 2005
(In millions of reais)

		2005	2004
1-	**GENERATION OF ADDED VALUE**		
	revenue from energy sales and services	404,328	333,131
	Allowance for doubtful credits	(7,695)	(4,345)
	Nonoperating income	33,456	(2,726)
	Consumables:		
	Cost of electric power	98,863	102,293
	Charge for using transmission and distribution system	18,752	10,956
	Third-party services	23,930	17,508
	Fuel consumption account - CCC	9,591	8,265
	Energy development account - CDE	8,437	5,929
	Materials	3,751	4,031
	Other operating costs	9,366	6,385
		172,690	155,367
2-	**GROSS ADDED VALUE**	257,399	170,693
	Reintegration quotas	16,677	14,412
3-	**NET ADDED VALUE**	240,722	156,281
4-	**TRANSFERRED ADDEDD VALUE**		
	Remuneration	57,985	37,099
	Premium amortization	(1,199)	(894)
	Financial income	8,010	7,442
5-	**ADDED VALUE FOR DISTRIBUTION**	**305,518**	**199,928**
6-	**D5STR4B4T56NN OF ADDED VALUE**		
	Remuneration	23,843	23,210
	Private pension fund	341	337
	Profit Shareing	1,797	-
	INSS	3,157	2,948
	ICMS	73,426	62,232
	PIS, Cofins and Income Tax	35,078	25,314
	RGR - Global Reversal Reserve	3,713	3,807
	Others	7,796	5,093
	Interest	116,834	96,094
	Rental	988	941
	Prior year adjustments	595	
	Dividends	16,723	-
	Retained earnings	21,227	(20,048)
		305,518	**199,928**

Statement of Cash Flow .
Years ended December 31, 2005 and 2005
(In millions of reais)

	2005	2004
Operating Activities		
(+) Customer receipts	354,140	319,012
(+) Other receipts	13,904	11,780
(-) Trade payables	158,677	153,577
(-) Payroll and Related Charges	31,175	29,941
(-) Taxes and social contributions	133,200	110,529
(-) Other Expenses	12,369	8,801
(=) Net cash and cash equivalents generated by operating activities	**32,622**	**27,944**
Investment Activities		
(+) Dividends Received	-	137
(+) Sale of Investments	175,931	79,957
(-) Dividends paid	5,416	40
(-) Acquisition of Property, Plant and Equipment	21,370	16,251
(=) Cash Variation in Investment Activities	**149,145**	**63,803**
Loans and Financing Activities		
(+) Loans and Financing Obtained	173,206	112,950
(-) Debt Service:	334,941	182,327
(=) Cash Variation in loans and financing activities	**(161,736)**	**(69,377)**
Increase to net cash balance	**20,032**	**22,370**
Cash balance at beginning of year	26,333	3,963
Cash balance at end of year	46,365	26,333

Management.

Financial Statements

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	2005	2004	2005	2004
CURRENT ASSETS				
Cash and banks	16,232	3,362	94,912	27,313
Restricted funds	503	-	10,088	-
Temporary cash investments	29,630	22,971	91,819	57,591
Consumers and concessionaires	77,920	45,516	348,160	292,699
Notes receivable	3,354	3,129	50,869	27,301
Renegotiated receivables	-	-	-	7,904
Extraordinary tariff adjustment	-	-	52,693	49,439
Allowance for doubtful accounts	(16,679)	(9,872)	(56,175)	(75,851)
Inventories	425	310	2,492	2,506
Dividends receivable	11,618	-	-	-
Other receivables	9,856	10,481	34,977	22,645
Recoverable taxes	9,966	8,680	59,358	46,291
Tax credits	-	-	22,959	-
Prepaid expenses	12,490	11,735	64,103	48,012
	155,315	96,312	776,255	505,850
LONG-TERM ASSETS				
Extraordinary tariff adjustment	-	-	37,823	75,845
Consumers and concessionaires	9,384	12,061	30,496	35,448
Notes receivable	7,872	8,144	84,621	88,846
Renegotiated receivables	-	-	-	59,963
Subsidiaries and related parties	92,299	44,223	-	-
Receivables - Fuel gas	-	-	23,586	22,154
Recoverable taxes	4,162	1,832	29,303	14,857
Tax credits	39,847	40,006	154,508	180,156
Escrow deposits	496	499	70,050	60,233
Prepaid expenses	17,008	15,673	39,134	38,914
Other	3,524	1,217	41,441	12,559
	174,592	123,655	510,962	588,975
PERMANENT ASSETS				
Investments	517,108	578,751	9,909	10,014
Property, plant and equipment	183,840	177,185	1,704,445	1,863,270
Deferred charges	2,615	2,075	14,708	9,012
	703,563	758,011	1,729,062	1,882,296
TOTAL ASSETS	1,033,470	977,978	3,016,279	2,977,121

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004	2005	2004
CURRENT LIABILITIES				
Suppliers	22,750	26,896	162,018	181,544
Debt charges	1,745	1,953	4,728	5,316
Loans and financing	112,218	163,871	528,295	582,879
Debentures	51,836	93,655	51,836	93,655
Payroll	-	-	1,452	2,141
Taxes payable	13,324	16,508	84,535	100,361
Taxes in installments	1,060	4,681	12,120	25,594
Interest on capital/dividends	5,351	5,423	18,397	10,062
Consumer charges	789	1,562	4,188	8,469
Accrued liabilities	2,437	2,261	10,504	11,016
Other payables	9,730	4,531	61,540	40,616
	221,240	321,341	939,613	1,061,653
LONG-TERM LIABILITIES				
Suppliers	7,177	13,188	30,953	54,379
Loans and financing	154,823	44,459	692,160	470,657
Debentures	28,735	88,101	28,735	88,101
Taxes payable	-	316	13,154	25,546
Taxes in installments	8,531	8,393	60,203	149,855
Controlling shareholders and related parties	276,249	188,763	186,944	172,775
Reserve for contingencies	4,135	2,871	104,922	109,301
Provision for actuarial deficit	-	-	50,672	39,387
Other payables	3,678	2,871	2,719	2,996
	483,328	348,962	1,170,462	1,112,997
MINORITY INTEREST	-	-	609,978	528,864
SHAREHOLDERS' EQUITY				
Capital	279,977	279,977	279,977	279,977
Monetary restatement of capital	9,837	9,837	9,837	9,837
Treasury shares	(5,653)	(5,653)	(5,653)	(5,653)
Capital reserves	23,514	23,514	23,514	23,514
Profit reserves	21,227	-	-	-
Accumulated deficit	-	-	(11,449)	(34,068)
	328,902	307,675	296,226	273,607
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,033,470	977,978	3,016,279	2,977,121

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except per share data)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS OPERATING REVENUE				
Electricity sales to final consumers	362,929	306,904	1,751,859	1,476,695
Electricity sales to distributors	5,824	4,041	71,701	74,795
Electricity network usage charges	18,419	8,951	82,495	34,195
Other	17,156	13,235	65,865	33,462
	404,328	333,131	1,971,920	1,619,147
DEDUCTIONS				
ICMS (state VAT)	73,426	62,232	377,615	291,155
PIS (tax on revenue)	6,240	3,867	31,669	20,589
COFINS (tax on revenue)	28,745	21,117	145,956	106,647
ISS (service tax)	549	547	1,299	783
Global reserve for reversion (RGR)	3,713	3,807	13,914	13,586
	112,673	91,570	570,453	432,760
NET OPERATING REVENUE	291,655	241,561	1,401,467	1,186,387
COST OF ELECTRICITY SERVICE				
Cost of electricity	117,615	113,249	584,581	511,527
Electricity purchased for resale	98,863	102,293	474,641	425,520
Electricity network usage charges	18,752	10,956	109,940	86,007
Cost of operation	53,319	42,889	236,473	224,679
Personnel and management	11,709	9,098	50,226	40,572
Pension plan	-	135	-	9,414
Material	2,314	1,896	9,229	6,821
Fuel for electric power production	-	-	23,982	18,504
Outside services	1,676	2,333	7,301	11,316
Compensation for use of water resources	598	357	598	357
Fuel usage quota (CCC)	9,591	8,265	60,797	52,617
Power development account (CDE)	8,437	5,929	20,775	12,848
Depreciation and amortization	13,950	13,321	57,028	55,882
Reserve for contingencies	864	53	(9,049)	7,150
Other expenses	4,180	1,502	15,586	9,198
Cost of services provided to third parties	1,882	2,485	33,151	17,183
	172,816	158,623	854,205	753,389
GROSS PROFIT	118,839	82,938	547,262	432,998
OPERATING EXPENSES				
Selling expenses	13,851	10,812	56,959	63,332
General and administrative expenses	38,724	32,125	121,132	111,930
	52,575	42,937	178,091	175,262
INCOME FROM SERVICES	66,264	40,001	369,171	257,736
FINANCIAL INCOME (EXPENSE)				
Income from temporary cash investments	4,158	3,290	15,336	9,781
Monetary variation and late payment charges on energy sold	3,852	3,822	31,906	31,843
Debt charges	(72,563)	(74,025)	(252,416)	(224,840)
(-) Transfer to construction in progress	186	981	5,732	7,031
Interest on capital	2,119	13	(1,440)	(51)
Other financial expenses	(51,704)	(27,596)	(24,824)	(22,718)
	(113,952)	(93,515)	(225,706)	(198,954)
Goodwill amortization	(1,199)	(894)	(20,488)	(15,055)
Equity in subsidiaries	57,985	37,099	10,441	145
OPERATING INCOME (EXPENSES)	9,098	(17,309)	133,418	43,872
NONOPERATING INCOME (EXPENSES)				
Nonoperating income	177,838	1,373	193,113	8,337
Nonoperating expenses	144,382	4,099	151,944	7,873
	33,456	(2,726)	41,169	464
INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, PROFIT SHARING AND REVERSAL OF INTEREST ON CAPITAL	42,554	(20,035)	174,587	44,336
Social contribution tax	-	-	(10,339)	(10,037)
Income tax	(93)	-	(22,712)	(22,250)
INCOME (LOSS) BEFORE PROFIT SHARING AND REVERSAL OF INTEREST ON CAPITAL	42,461	(20,035)	141,536	12,049
Employee and management profit sharing	(1,797)	-	(6,059)	(1,052)
Minority interest	-	-	(95,659)	(29,666)
Reversal of interest on capital	(2,119)	(13)	1,440	51
NET INCOME (LOSS)	38,545	(20,048)	41,258	(18,618)



STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Restated capital			Capital Reserves				Profit Reserves			
	Capital	Monetary restatement of capital	Treasury shares	Share premium	Investment grants	Interest on construction in progress	Other capital reserves	Profit retention	Legal	Retained earnings (Accumulated deficit)	Total
BALANCES AS OF JANUARY 1, 2004	279,977	9,837	(5,244)	6,057	9,927	6,386	4,175	32,157	766	-	344,038
Purchase of treasury shares	-	-	(409)	-	-	-	-	-	-	-	(409)
Prior years' prescribed dividends	-	-	-	-	-	-	-	-	-	817	817
Net loss	-	-	-	-	-	-	-	-	-	(20,048)	(20,048)
Dividends	-	-	-	-	-	-	(3,031)	(13,692)	-	-	(16,723)
Absorption of losses	-	-	-	-	-	-	-	(18,465)	(766)	19,231	-
BALANCES AS OF DECEMBER 31, 2004	279,977	9,837	(5,653)	6,057	9,927	6,386	1,144	-	-	-	307,675
Prior year adjustment (see note 25)	-	-	-	-	-	-	-	-	-	(595)	(595)
Net income	-	-	-	-	-	-	-	-	-	38,545	38,545
Proposed allocation of net income:											
Legal reserve	-	-	-	-	-	-	-	-	1,927	(1,927)	-
Dividends	-	-	-	-	-	-	-	-	-	(16,723)	(16,723)
Profit retention	-	-	-	-	-	-	-	19,300	-	(19,300)	-
BALANCES AS OF DECEMBER 31, 2005	279,977	9,837	(5,653)	6,057	9,927	6,386	1,144	19,300	1,927	-	328,902

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
Sources of funds				
From operations:				
Net income (loss)	38,545	(20,048)	41,258	(18,618)
Items not affecting working capital:				
Interest and monetary variations on long-term items	54,007	35,971	67,852	29,001
Equity in subsidiaries	(57,985)	(37,099)	(10,441)	(145)
Depreciation and amortization	16,677	14,412	66,407	60,167
Goodwill amortization	1,199	894	20,488	15,055
Net book value of permanent assets written off	133,452	4,103	141,015	10,996
Deferred income and social contribution taxes	159	-	2,690	2,219
Regulatory effects of PIS and COFINS (taxes on revenue)	-	(4,478)	-	(20,992)
Reserve for (reversal of) contingencies	864	(232)	(7,970)	13,764
Allowance for losses on investments	4,000	533	4,000	533
Income tax reduction - tax incentive	-	-	2,992	-
Minority interest	-	-	95,659	29,666
	190,918	(5,944)	423,950	121,646
Dividends from subsidiaries	14,553	10,553	-	40
Funds from operations	205,471	4,609	423,950	121,686
From third parties:				
Long-term loans and financing	84,114	18,971	559,966	82,935
Consumers contributions	2,420	2,123	4,319	28,774
Federal government subsidies - CDE	4,308	-	37,306	5,737
State government participation	1,138	-	9,997	-
Decrease in long-term assets	-	-	84,755	6,173
Increase in long-term liabilities	54,667	25,198	50,618	10,497
Other	-	817	-	817
	146,647	47,109	746,961	134,933
Total sources	352,118	51,718	1,170,911	256,619
Uses of funds				
In operations				
In investments	-	-	13	38
In property, plant and equipment	31,157	19,159	192,318	189,098
In deferred charges	1,157	1,216	7,802	4,615
Transfer from long-term to current liabilities	60,863	148,947	531,955	457,309
Treasury shares	-	409	-	409
Interest on capital/dividends	16,723	16,723	31,251	19,370
Working capital disposed of	-	-	11,146	-
Increase in long-term assets	82,519	33,054	-	-
Total uses	192,419	219,508	774,485	670,839
Increase (decrease) in working capital	159,699	(167,790)	396,426	(414,220)
Represented by:				
Current assets				
At beginning of year	96,312	154,411	505,850	565,229
At end of year	155,315	96,312	776,255	505,850
	59,003	(58,099)	270,405	(59,379)
Current liabilities				
At beginning of year	321,341	211,650	1,061,653	706,812
Prior year adjustment	(595)	-	(3,981)	-
At end of year	221,240	321,341	939,613	1,061,653
	(100,696)	109,691	(126,021)	354,841
Increase (decrease) in working capital	159,699	(167,790)	396,426	(414,220)

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Amounts in thousands of Brazilian reais – R$)

1. OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL" or the "Company") is a concessionaire of electric energy public services, operating in 67 municipalities in the State of Minas Gerais and 1 municipality in the State of Rio de Janeiro, providing services to approximately 316,477 consumers (unaudited).

CFLCL is also the Parent Company of other companies. The ownership percentages and information on subsidiaries are shown in notes 4, 17 and 18.

As of December 31, 2005, the Company reported negative working capital of R$65,925 (R$225,029 in 2004), Company, and R$163,358 (R$555,803 in 2004), Consolidated. As part of the debt rescheduling program, on April 14, 2005, CFLCL concluded the sale of 100% of the shares of Cat-Leo Energia S/A for R$175,931. This operation, in addition to generating a book profit of R$36,742, resulted in the reduction in consolidated indebtedness of CFLCL in the amount of R$89,325, with the transfer of financing from the BNDES (see note 35). Subsequently, in July 2005, there was the financial settlement of the sale of receivables of CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa for the first series of the Receivables Investment Fund of Cataguazes-Leopoldina (Cataguazes-Leopoldina FIDC), in the total amount of R$210,000. In addition, on August 22, 2005, CFLCL, Energipe, CELB and Saelpa raised, through Bank Credit Notes (CCB), the amount of R$130,000.

Despite these operations, Management is endeavoring to improve the capital structure of Cataguazes-Leopoldina companies, by seeking ways to further reduce the costs of short-term debts and, consequently, extend payment terms, which, coupled with the generation of profits as per budgets and internal projections, should be sufficient to ensure adequate liquidity and reduce significantly the needs for refinancing liabilities.

Standard & Poor's – a risk rating agency – assigned the rating "brAAf" on its Brazil National Scale to the Cataguazes-Leopoldina FIDC. The credit quality rating "brAAf" indicates that the Fund's securities are strongly protected against losses caused by default. This Standard & Poor's classification is based on analyses of factors such as general credit quality of the portfolio, in addition to risks associated with interest rates, credit quality and liquidity of the fund.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices, regulations and provisions of the Brazilian Securities Commission (CVM) and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency (ANEEL), mainly the Accounting Manual for the Electric Energy Sector.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Temporary cash investments are represented by short-term investment funds and bank deposit certificates, reported at cost plus income earned through the balance sheet date;

b) Consumers and Concessionaires include billed and estimated unbilled electricity sales through the balance sheet date, recognized on the accrual basis;

c) Allowance for doubtful accounts is recorded in an amount considered sufficient to cover potential losses on the realization of receivables, based on ANEEL's instructions;

d) Inventories are stated at average acquisition cost, which does not exceed market value;

e) Investments in subsidiaries are accounted for under the equity method, based on the shareholders' equity of the subsidiaries as of December 31, 2005 and 2004. Other investments are accounted for at cost, monetarily restated through December 31, 1995.

   Goodwill on acquisition of the controlling interest in the subsidiaries CENF, CELB, Energipe and Saelpa is being amortized over the period of the electric energy distribution concession, based on the projected results of these concessionaires. For CENF, this will be over 20 years starting July 1997, for CELB over 30 years starting January 2000, Energipe over 30 years starting December 1997, and Saelpa over 30 years starting December 2000. As of December 31, 2005, the unamortized goodwill is: CENF R$32,497, CELB R$77,936, Energipe R$9,226 and Saelpa R$297,809, all reported in Property, plant and equipment for consolidation purposes.

f) Property, Plant and Equipment are stated at cost, monetarily restated through December 31, 1995. Additions from that date are accounted for at cost. Depreciation is calculated under the straight-line method, based on the estimated useful lives of the assets, as disclosed in note 19, and is charged to results for the year or cost of construction in progress.

   Goodwill on acquisition of the subsidiary Energipe is reported together with consolidated property, plant and equipment and is being amortized over the period of the electric energy distribution concession, based on Energipe's projected results for the next 30 years starting April 1998, approved by ANEEL. As of December 31, 2005, the unamortized goodwill is R$449,364 (R$462,416 in 2004);

g) Interest, other financial charges and inflationary effects on borrowings from third parties to finance construction in progress, were capitalized and reported as cost thereof. The Company and its subsidiaries elected not to capitalize interest on investments in construction in progress financed with own funds beginning 1999;

h) Deferred charges represent the cost of acquisition of corporate system maintenance software and are amortized over five years;

i) Loans and financing are restated through the balance sheet dates based on the contractual index and interest rates;

j) Income tax was calculated at the rate of 15% on taxable income, plus a 10% surtax. Social contribution tax was calculated at the rate of 9%. Deferred income and social contribution taxes were recognized in accordance with CVM Instruction No. 371/02. As this Instruction does not apply to CFLCL, it maintained the deferred tax credits reported through June 30, 2002, realization of which will take place in conformity with the rules of CVM Resolution No. 273/98;

k) A reserve was set up for contingent liabilities at amounts considered sufficient by management and legal counsel to cover unfavorable outcomes;

l) Revenues and expenses are recognized in income for the year on the accrual basis;

m) Costs of the supplementary pension plan are recorded on the accrual basis, in accordance with CVM Resolution No. 371/00;

n) Other assets and liabilities are reported at known or estimated amounts, plus, when applicable, related income earned or charges incurred through the balance sheet date;

o) The preparation of financial statements in accordance with Brazilian accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal estimates in the financial statements refer to the recording of the effects of energy purchase and sale transactions in the Electric Power Trade Chamber (CCEE), allowance for doubtful accounts, reserve for contingencies, pension plan, recovery of goodwill, recoverable taxes and deferred tax credits.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of the following subsidiaries:

	Ownership interest - %	
	2005	2004
Energisa S.A. ("Energisa") (1)	50.07	50.07
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47	59.47
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Cataguazes Serviços Aéreos de Prospecção S.A.	72.80	-
Cat-Leo Construções, Indústria e Serviços de Energia S.A. (2)	99.99	99.99

(1) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the Parent Company of CELB (99.50% of voting capital and 93.64% of total capital) and of Pbpart SE1 S.A (50.10% of total and voting capital) that holds a controlling interest in Saelpa (97.59% of voting capital and 82.90% of total capital).

(2) Joint Parent Company of Usina Termelétrica de Juiz de Fora S.A. (50% of total capital).

The consolidated financial statements have been prepared based on the financial statements of the subsidiaries as of December 31, 2005 and 2004, in accordance with the consolidation criteria set forth in CVM Instruction No. 247/96, and include the accounts of the jointly-owned subsidiary UTEJF. As UTEJF is a 50/50 joint venture, consolidation comprises 50% of its balance sheet and income statement accounts.

Reconciliation between net income (loss) and shareholders' equity reported by Company and that reported on a consolidated basis is as follows:

	2005		2004	
	Net loss	Shareholders' equity	Net income	Shareholders' equity
Company	38,545	328,902	(20,048)	307,675
Unrealized profit on transactions with subsidiaries (mainly sale of equity interest)	-	(32,676)	-	(34,068)
Profit realization	1,392	-	1,430	-
Prior year adjustment – note 25	1,321	-	-	-
Consolidated	41,258	296,226	(18,618)	273,607

5. TEMPORARY CASH INVESTMENTS

Financial institution	Type	Maturity	Yield	Company 2005	Company 2004	Consolidated 2005	Consolidated 2004
Coopemata	Time deposit	03/30/2006	1.10% per month	125	110	125	110
Banco do Brasil	BB Fix Empreendedor	Monthly	Fixed income	6	6	53	50
Creditoreal	Time deposit	Monthly	13.6232% per year	70	63	70	63
Bradesco	CDB	08/18/2005 and 10/27/2008	98.70% to 99% of CDI	1,105	192	3,440	1,401
Nordeste (*)	CDB	11/30/2012	100% of CDI	-	-	3,605	-
GuaraniCredi	Time deposit	08/27/2006	100% of CDI	212	178	212	178
Unibanco (*)	CDB/PÓS BNL	08/09/2006	100% of CDI	454	382	454	382
Unibanco	FIF carteira corporativa 90	06/15/2005	Fixed income	-	18,873	-	18,873
BVA	Debentures/BVA	10/01/2010	100% of CDI	3,159	2,745	3,159	2,745
BVA	Debentures	10/01/2010	105% of CDI	-	-	1,004	877
BVA	CDB	10/01/2010	100% of CDI	-	-	1,677	1,457
Mercantil	CDB	02/06/2009	100% of CDI	574	417	657	4,637
CEF	CDB	12/22/2005	95% of CDI	-	5	-	898
BIC Banco	CDB	09/09/2006	104% of CDI	-	-	287	15,258
Itau (*)	Receivables Investment Fund	08/13/2007	100% of CDI	23,790	-	64,892	-
Itau (*)	LFT	12/19/2007	100% of Selic	-	-	851	-
Itau (*)	Debentures	12/19/2007	100% of CDI	-	-	826	-
ABC Brasil (*)	CDB	10/05/2006	101.80% of CDI	129	-	3,010	-
Banco Rural	CDB	07/18/2006	104% of CDI	-	-	-	608
CEF	Caixa Fif Ideal	10/05/2006	Variable income	6	-	6	-
Pine	CDB	04/02/2007	104% of CDI	-	-	457	-
Bradesco	Capitalization certificates	04/24/2006	Savings + 0.50% per month	-	-	201	-
Banco Rural	CDB	12/31/2009	100% of CDI	-	-	6,833	10,054
Total				29,630	22,971	91,819	57,591

(*) Investments are pledged as collateral for loans and financing.

Other investments are available.

CDB – Bank certificates of deposit
LFT – Treasury bills
CDI – Interbank deposit rate
Selic – Central Bank overnight rate

6. CONSUMERS AND CONCESSIONAIRES

a) Company

		Past-due					Total	
Consumer categories	Current	Up to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 360 days	Over 360 days	2005	2004
Residential	6,955	3,515	366	128	1	1	10,966	9,385
Industrial	6,240	746	183	1,723	2,885	9,845	21,622	14,252
Commercial; services or other	3,349	1,151	168	72	42	49	4,831	4,865
Rural	1,732	644	146	45	36	80	2,683	2,242
Public sector:								
Federal	14	2	2	1	1	6	26	22
State	144	21	16	8	7	67	263	224
Municipal	529	77	60	28	27	246	967	820
Public lighting	258	145	222	25	18	1,205	1,873	1,863
Public service	716	28	14	2	10	320	1,090	1,217
Periodic tariff revision	-	-	-	-	-	-	22,478	-
Other	-	-	-	-	-	-	4,032	4,032
Subtotal – consumers	19,937	6,329	1,177	2,032	3,027	11,819	70,831	38,922
Concessionaires (*)	-	-	-	-	-	-	8,666	10,843
Unbilled sales	-	-	-	-	-	-	7,807	7,812
Total	19,937	6,329	1,177	2,032	3,027	11,189	87,304	57,577
Current							77,920	45,516
Long-term							9,384	12,061

b) Consolidated

		Past due					Total	
Consumer categories	Current	Up to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 360 days	Over 360 days	2005	2004
Residential	30,546	23,897	5,818	2,063	1,162	1,619	65,105	56,563
Industrial	31,616	3,930	1,166	2,096	3,574	18,835	61,217	50,319
Commercial, services or other	19,688	8,530	2,725	1,242	1,334	2,455	35,974	30,788
Rural	5,372	2,982	2,207	1,414	2,328	13,747	28,050	21,987
Public sector:								
Federal	2,260	977	222	65	198	497	4,219	6,143
State	2,803	1,220	245	76	274	687	5,305	8,046
Municipal	3,517	1,223	435	123	313	889	6,500	7,916
Public lighting	5,906	2,021	1,103	299	628	2,027	11,984	29,316
Public service	7,140	2,739	7,648	3,300	68	777	21,672	6,767
Periodic tariff revision	-	-	-	-	-	-	43,395	11,078
Other	-	-	-	-	-	-	13,991	14,887
Subtotal – consumers	108,848	47,519	21,569	10,678	9,879	41,533	297,412	243,810
Concessionaires (*)	-	-	-	-	-	-	25,080	38,836
Unbilled sales	-	-	-	-	-	-	56,164	45,501
Total	108,848	47,519	21,569	10,678	9,879	41,533	378,656	328,147
Current							348,160	292,699
Long-term							30,496	35,448

(*) Includes electricity sold on the Electric Power Trade Chamber (CCEE).

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa recorded an allowance for doubtful accounts for past-due balances, following the technical criteria established by ANEEL.

The account "Consumers and concessionaires" as of December 31, 2005 includes receivables from the sale of energy on the Electric Power Trade Chamber (CCEE), in the amounts of R$8,666 and R$17,716, Company and consolidated, respectively, for the period from September 2000 to December 2005, less collections received through December 31, 2005. These balances were based on calculations prepared and provided by the CCEE.

These amounts, including the balances recorded in current liabilities of R$163 (R$99 in 2004),

Company, and R$418 (R$99 in 2004) consolidated, arising from electricity network usage charges and acquisition of energy on the CCEE in the amount of R$347 (R$938 in 2004), consolidated, are comprised of:

CCEE receivables	Company		Consolidated	
	2005	2004	2005	2004
Current portion	123	218	730	769
Portion related to injunctions granted through December 2002	6,873	9,193	13,562	18,113
Portion under negotiation	1,670	1,432	3,424	2,738
	8,666	10,843	17,716	21,620
(-) Purchase of energy in the CCEE	-	-	(347)	(938)
(-) Electricity network usage charges	(163)	(99)	(418)	(99)
	8,503	10,744	16,951	20,583

Since July 2003, transactions are being settled 30 days after the month in which they are carried out.

The spot market amounts, linked to injunctions, are subject to changes that may arise from the judgment of the lawsuits filed by certain energy sector companies against ANEEL's interpretation of prevailing market rules. These companies, which were not located in the area hit by rationing, obtained a preliminary injunction nullifying ANEEL Resolution No. 288 of May 16, 2002, which was intended to clarify the treatment and application of certain MAE (currently CCEE) accounting rules, included in the Overall Agreement for the Electric Energy Sector. These companies' claim is in respect of the energy supplied by Itaipu in the Southeast/Center West market sector during the rationing period 2001-2002, when there was a significant discrepancy in spot market energy prices between the market sectors.

The Company and its subsidiaries did not record an allowance for doubtful accounts for the amounts linked to said injunctions, since they understand that the amounts will be fully received from the debtors who challenged the accounts in a court of law or from other companies that may be designated by the CCEE.

7. PERIODIC TARIFF REVISION

Company

On June 18, 2004, the energy tariffs were adjusted on a provisional basis by 12.66%, which corresponds to the percentage resulting from the calculation of the concessionaire's annual tariff adjustment.

ANEEL, through Resolution No. 117, of June 13, 2005, definitively ratified the result of the first periodic tariff revision of the Company. Based on this Resolution, the energy tariffs were adjusted by 21.67% with an Xe factor of 0.385%, effective June 18, 2004.

In September 2005, ANEEL issued the Technical Note on Resolution No. 117, establishing the annual installments to be added to Portion B, from 2005 to 2007, in the amount of R$15,569 for each year, related to the base date of the Company's tariff revision (June 2004). The amount will be monetarily restated based on the variation of the IGP-M (general market price index).

In the current year the Company recorded revenue of R$30,854 for the period from June 2004 to December 2005, under the caption "electricity sales to final consumers", having already passed through R$9,812 to consumers. The difference of R$21,042, plus R$1,436 of monetary restatement, is recorded as accounts receivable under the caption "Consumers and Concessionaires" - Company and consolidated.

Consolidated

ENERGIPE

ANEEL, through Resolution No. 094, of April 18, 2005, definitively ratified the result of the first periodic tariff revision of Energipe. Based on this Resolution, the energy tariffs were adjusted by 33.64% with an Xe factor of 1.0971%, effective April 22, 2003.

Previously, through Resolution No. 103, of April 20, 2004, ANEEL ratified on a provisional basis a periodic tariff revision of 35.61%, with an Xe factor of 0.0744%. Under the same Resolution, the energy tariffs were adjusted by 29.71%, beginning April 22, 2003, with the difference being added to the tariffs in the period from 2004 to 2007, in the amount of R$7,768 for each year. As of December 31, 2004, the subsidiary Energipe had already recognized revenue of R$24,850.

With the publication of ANEEL Resolution No. 094, Energipe recalculated the revenue already recognized as of December 31, 2004, and reversed in the quarter ended March 31, 2005 the excess revenue in the amount of R$8,599, of which R$7,715 from the caption "Electricity sales to final consumers" and R$884 from "Other financial income" - Consolidated.

In the annual tariff adjustments for 2004 to 2007, annual installments of R$5,172 will be added to the Portion B of each year, related to the date of the periodic tariff revision of Energipe. These amounts will be restated based on the IGP-M (general market price index).

Thus, the Portion B revenue recognized is R$21,657, of which R$4,522 was recognized as revenue in 2005. Of the amount of R$21,657, Energipe has already passed on R$9,882 (R$5,089 in 2004) to its consumers. The remaining balance of R$11,775, net of R$1,828 of monetary restatement, is recorded under the caption "Consumers and concessionaires".

CELB

ANEEL, through Ratifying Resolution No. 13, of January 31, 2005, set the final result of the first periodic tariff revision of the indirect subsidiary CELB at 9.30% with an Xe factor of 0.5432%, effective February 4, 2005.

SAELPA

Aneel, through Resolution No. 193, of August 22, 2005, definitively ratified the result of the first periodic tariff revision of Saelpa. Based on this Resolution, the energy tariffs were adjusted by 11.66% with an Xe factor of 0.5414%.

On August 28, 2005, the energy tariffs were adjusted by 7.06%, which corresponds to the percentage resulting from the calculation of the concessionaire's annual tariff adjustment.

In August 2005, ANEEL issued the Technical Note on Resolution No. 193, establishing the annual installments to be added to Portion B from 2006 to 2008, in the amount of R$16,230 for each year, relating to the base date of the subsidiary Saelpa's tariff revision. The amount will be monetarily restated based on the variation of the IGP-M (general market price index).

The subsidiary Saelpa recorded revenue of R$7,980 for the period from September to December 2005, under the caption "electricity sales to final consumers" against the account "consumers and concessionaires" – consolidated, less R$93 of monetary restatement based on the variation of the IGP-M (general market price index).

CENF

ANEEL, through Resolution No. 119, of June 13, 2005, definitively ratified the result of the first periodic tariff revision of CENF. Based on this Resolution, the energy tariffs were adjusted by 25.24% with an Xe factor of 0.7438%, effective June 18, 2004.

The tariff adjustment effective June 18, 2004 was set at 18.00% on a provisional basis. Subsequently, ANEEL recalculated the tariff adjustment at 23.13%, retroactive to the aforementioned base date, according to the Technical Note for Resolution No. 199. The same Technical Note established the annual installments to be added to Portion B from 2005 to 2007, in the amount of R$994 for each year, relating to the base date of the tariff revision of the subsidiary CENF (June 2004). The amount will be monetarily restated based on the variation of the IGP-M (general market price index).

The subsidiary CENF recorded revenue of R$5,009 for the period from June 2004 to December 2005, under the caption "electricity sales to final consumers", having already passed through R$2,149 to consumers. The difference of R$2,860, plus R$223 of monetary restatement, is recorded as accounts receivable under the caption "Consumers and concessionaires" – consolidated.

8. EXTRAORDINARY TARIFF ADJUSTMENT

The extraordinary tariff adjustment was based on the provisions of Law No. 10,438 of April 26, 2002, and Resolution No. 91 of the Energy Crisis Management Committee (CGE), of December 21, 2001, and ANEEL Resolution No. 31, of January 24, 2002. This adjustment to tariff rates is effective beginning December 31, 2001, and is recognized by ANEEL as follows:

a) 2.9% for residential and rural consumers (except for low-income consumers).

b) 7.9% for the other consumers.

This extraordinary tariff adjustment is intended to recover the economic and financial balance of the concession agreement by covering the following losses resulting from the Emergency Energy Rationing Program, during the period from June 1, 2001 to February 28, 2002, namely:

a) Reduction in electric power consumption due to the rationing program in the period (loss of revenue);

b) Portion "A" variations (CVA); and

c) Free energy - energy purchased by generating companies to meet the demand during the Emergency Energy Rationing Program. According to ANEEL Resolution No. 36 of January 29, 2003, amended by ANEEL Resolution No. 89 of February 25, 2003, these amounts are being passed on to the generating companies since March 2003.

The items included in the Overall Agreement for the Electric Energy Sector were adjusted based on the variation of SELIC (Central Bank overnight rate) plus interest of 1% per year. On December 20, 2005, ANEEL, through Official Circular No. 2212, established the following procedures for calculation of the monetary restatement:

- Loss of Revenue – for concessionaires that obtained financing from the National Bank for Economic and Social Development (BNDES) – (CFLCL and its subsidiaries) – SELIC, plus interest of 1% per year, on 90% of the amounts ratified by ANEEL; and SELIC on the 10% not financed;

- Free Energy – for generation companies that obtained financing from the BNDES, the same procedure as for Loss of Revenue, and for generation companies that did not obtain financing, SELIC was applied;

- Portion "A"- SELIC.

Based on ANEEL Resolutions Nos. 480, 481, 482 and 483 of August 2002 and No. 1 of January 12, 2004, the approved amounts related to the extraordinary tariff adjustment, free energy and Portion "A" are shown below:

	Consolidated			
Resolutions Nº	Extraordinary tariff recovery 480/02, 481/02 and 1/04	Free energy 1/04 and 45/04	Portion A 482/02 and 1/04	Total
Ratified amount	107,418	70,781	13,667	191,866
Accumulated monetary restatement	48,096	23,201	9,454	80,751
Accumulated amortization	(92,628)	(44,466)	(8,036)	(145,130)
Provision for losses	(1,571)	(632)	-	(2,203)
Balances at December 31, 2004	61,315	48,884	15,085	125,284
Monetary restatement for the year	10,120	11,583	2,872	24,575
Amortization for the year	(24,465)	(27,775)	-	(52,240)
Provision for losses	(5,021)	(2,082)	-	(7,103)
Balances at December 31, 2005	41,949	30,610	17,957	90,516
Current portion	24,056	18,489	10,148	52,693
Long-term portion	17,893	12,121	7,809	37,823

The balances relating to the Company's extraordinary tariff adjustment were realized over fiscal 2004.

ANEEL Resolution No. 1 of January 12, 2004 established an extraordinary tariff adjustment for the electric energy distribution concessionaires over the following maximum periods beginning January 2001: CFLCL (25 months); CENF (64 months); Energipe (49 months); CELB (81 months) and Saelpa (71 months).

The revenue projections for the subsidiary CELB indicate that the maximum period set by ANEEL for the extraordinary tariff adjustment will be insufficient. Thus, Management of the subsidiary CELB opted to record a provision for losses in the amount of R$7,103 (R$2,203 in 2004), with a corresponding entry to other operating expenses in the amount of R$5,021 (R$1,571 in 2004) and payables to free energy suppliers in long-term liabilities in the amount of R$2,082 (R$632 in 2004).

Based on internal projections, the other Companies' management expects to realize all receivables within the periods established by this Resolution, except CELB as described above.

On March 30, 2006, ANEEL will hold a public hearing to regulate the procedures for collection of the extraordinary tariff adjustment from free consumers, which would represent a higher receipt from the extraordinary tariff adjustment and, consequently, the subsidiary CELB will review the provision recorded after the regulation by ANEEL.

In addition to establishing the periods for recovery of loss of revenue and free energy, ANEEL Resolution No. 1 of January 12, 2004 approved the Portion "A" amount and determined that this amount will be recovered through the same mechanism of the extraordinary tariff adjustment, without considering the limitation of the periods mentioned above.

9. EMERGENCY ENERGY RATIONING PROGRAM

Expenses incurred for the implementation of the Emergency Energy Rationing Program, in 2001 and 2002 (R$1,682 Company and R$6,204 consolidated), were approved by ANEEL and began to be reimbursed in 2003 at the time of the annual tariff adjustments. The balance to be reimbursed as of December 31, 2005 is R$63 Company and R$122 Consolidated.

10. LOW-INCOME CONSUMERS

Law No. 10,438 of April 26, 2002 classified the residential low-income consumer bracket as being those consumer units with less than 80kWh/month consumption, and Decree No. 4336 of August 15, 2002 increased the bracket to include consumer units utilizing between 80 and 220 kWh/month provided certain requirements are met.

Due to the new classification, CFLCL and its subsidiaries incurred loss of revenue in the amount of R$39,779 (R$25,548 in 2004), Company, and R$255,349 (R$171,990 in 2004), consolidated. Eletrobrás has already acknowledged a compensation of R$37,363 and R$239,771 (R$23,243 and R$158,927 in 2004), Company and consolidated, respectively. This revenue is being funded by the global reserve for reversion (RGR) and the power development account (CDE). The respective amounts are recorded under the caption "Other receivables" in current assets.

11. NOTES RECEIVABLE

Refer to past-due electricity bills renegotiated with consumers through Acknowledgement of Debt agreements, subject to variation of the IGP-M (general market price index) plus interest of 1% per month. As of December 31, 2005, the balances are as follows:

	Company		Consolidated	
	2005	2004	2005	2004
Current portion	3,354	3,129	50,869	27,301
Long-term portion	7,872	8,144	84,621	88,846
Notes receivable	11,226	11,273	135,490	116,147
Allowance for doubtful accounts (*)	(1,844)	(1,199)	(14,929)	(37,465)

(*) Of the balance of notes receivable, the Company and its subsidiaries recorded an allowance in current assets as part of the "Allowance for doubtful accounts".

12. RENEGOTIATED RECEIVABLES - CONSOLIDATED

The receivables renegotiated by the indirect subsidiary Saelpa refer to electricity consumption through June 2000. Renegotiation was made in August 2003, with new contractual clauses and conditions. Renegotiated receivables as of December 31, 2004 were R$67,867, with R$7,904 in current assets and R$59,963 in long-term assets.

At the end of 2005, the indirect subsidiaries Saelpa and CELB signed an agreement for offset of reciprocal payables and receivables with the State of Paraíba and its municipalities.

The indirect subsidiaries had electricity bill installments receivable from Cia. de Água e Esgotos da Paraíba – CAGEPA in the amount of R$18,391, from the State in the amount of R$50,323 and from the municipal governments in the amount of R$16,770; on the other hand, the subsidiaries owed ICMS (state VAT) installments in the amount of R$91,553.

As part of the aforementioned agreement, the municipalities used their share, equivalent to 25% of the ICMS collection, in the amount of R$20,508, to pay past-due electricity bills. Thereafter, the subsidiaries started having accounts payable to the municipalities in the amount of R$3,738, which is recorded under the caption "Other payables" in current liabilities – consolidated and will be amortized in 12 monthly and consecutive installments of R$311.

To settle the liability of R$91,553, receivables from CAGEPA in the amount of R$18,391 and the municipalities' share of ICMS in the amount of R$20,508 were deducted from the State's past-due electricity bills in the amount of R$50,323. The remaining balance of R$2,331 will be settled by the indirect subsidiary Saelpa in 91 monthly installments adjusted based on the variation of the IPCA (Extended Consumer Price Index).

In view of the settlement of debts, the indirect subsidiaries reversed in the year the allowance for doubtful accounts in the amount of R$29,116.

13. RECOVERABLE TAXES

	Company		Consolidated	
	2005	2004	2005	2004
ICMS (state VAT)	3,991	3,364	27,259	22,688
IRRF (withholding income tax)	2,196	1,332	10,343	2,554
IRPJ (corporate income tax)	3,112	3,450	16,208	17,093
CSSL (social contribution tax)	986	176	3,116	2,275
PIS and COFINS (taxes on revenue)	3,803	2,134	29,831	15,752
Other	40	56	1,904	786
	14,128	10,512	88,661	61,148
Current portion	9,966	8,680	59,358	46,291
Long-term portion	4,162	1,832	29,303	14,857

14. RECEIVABLES – FUEL GAS - CONSOLIDATED

According to the fuel gas purchase contract entered into by and between the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. (UTEJF) and Companhia de Gás de Minas Gerais – Gasmig, a volume of 70% of the contracted amount of gas must be paid, whether consumed or not (take or pay), and UTEJF can take this gas paid but not used over a period of 7 years subsequent to the period of acquisition.

As of December 31, 2005, the amount of R$26,197 has been advanced, corresponding to the equity interest in the jointly-owned subsidiary, equivalent to 199,519 thousand m3 of natural gas. Based on projections, the jointly-owned subsidiary estimates that 19,442 thousand m3 of natural gas, equivalent to R$2,611, will not be consumed. Thus, a provision for losses on fuel gas inventory has been recorded in that amount, which was deducted from the balance of receivables – fuel gas in long-term assets – consolidated.

15. PREPAID EXPENSES

	Company		Consolidated	
	2005	2004	2005	2004
Regulatory effects of PIS and COFINS (1)				
PIS (December 2002 to May 2005)	3,217	1,809	10,144	7,207
COFINS (February 2004 to May 2005)	5,816	3,270	23,219	16,496
Financial charges	4,818	3,510	10,977	5,629
Proinfa (2)	101	-	582	-
Recoverable cost variations – Portion A (CVA)	7,741	9,039	46,057	41,774
Offsetting amount (see note 21)	7,177	9,227	9,392	12,077
Other	628	553	2,866	3,743
	29,498	27,408	103,237	86,926
Current portion	12,490	11,735	64,103	48,012
Long-term portion	17,008	15,673	39,134	38,914

(1) PIS/Cofins

In conformity with the Concession Agreement and paragraph 3, article 9 of Law No. 8,987, of February 13, 1995, which assures the right to tariff adjustment due to the increase in tax burden, the Company recognized the tax amounts resulting from the change in taxation criteria to non-cumulative taxation, according to Law No. 10,637/02 for PIS, of December 30, 2002 and Law No. 10,833/03 for COFINS, of December 29, 2003.

Through Complementary Technical Note 179/2005, of June 16, 2005, ANEEL approved on a provisional basis a portion of the differences not covered by tariffs for the period from December 2002 to March 2005 for PIS, in the amounts of R$807 – Company and R$5,411 – consolidated, and for the period from February 2004 to March 2005 for COFINS, in the amount of R$855 – Company and R$13,754 – consolidated, which will be recovered between June 2005 and May 2006. The remaining amounts will be recovered in the next tariff adjustments.

Beginning June 18, 2005 (CFLCL and Cenf), July 1, 2005 (Energipe) and August 28, 2005 (Saelpa), ANEEL excluded PIS and COFINS from the electricity tariff. On the aforementioned dates, the Company and its subsidiaries began to add actual expenses of PIS and COFINS to the electricity tariffs.

(2) PROINFA (Incentive Program for Alternative Electric Energy Sources)

PROINFA was established by Law No. 10,438/2002, article 3, for the purpose of increasing the share of electricity produced by independent power producers from wind power, small hydroelectric power plants and biomass sources, connected to the National Electricity Interconnected System (SIN).

ELETROBRÁS's costs of acquisition of electricity generated by PROINFA, including administrative and financial costs and tax charges, will be apportioned among all classes of end consumers served by the SIN, except low-income consumers whose consumption is equal to or less than 80 KWH/month.

SIN's agents that sell electricity to the end consumer and/or pay electricity network usage charges related to free consumers, must pay to ELETROBRÁS, for credit to PROINFA, the annual amount, in twelfths, set by ANEEL.

The procedures for apportionment of costs of the Program and allocation of electricity to agents are established by Decree No. 5025, of March 30, 2004.

16. TAX CREDITS

Tax credits result from tax loss carryforwards.

On July 1, 2002, CVM issued Instruction No. 371/02, establishing new criteria for valuation and disclosure of deferred tax credits. In accordance with the provisions of this Instruction, the realization of tax credits, Company and consolidated, is estimated as follows:

	Company	Consolidated
2006	-	22,959
2007	1,062	28,012
2008	5,703	38,750
2009	7,427	44,274
2010	10,984	23,671
2011	12,431	13,867
2012	2,240	3,314
2013	-	623
2014	-	1,997
Total recorded	39,847	177,467
Current portion	-	22,959
Long-term portion	39,847	154,508

CFLCL has reported tax loss carryforwards in the last years and, according to the rules of CVM Instruction No. 371, recorded tax credits incurred only until June 30, 2002. From that date, the rules of CVM Instruction No. 371 are no longer applicable to CFLCL and, therefore, it did not record tax credits in the amount of R$30,638 (R$25,336 in 2004), which, based on internal projections, are realizable beginning 2013.

Since in 2005 the rules of CVM Instruction No. 371/02 became applicable to the subsidiary Energipe, which also had recorded tax credits only until June 30, 2002, Energipe recorded tax credits in the amount of R$13,368, for the period from July 1, 2002 to December 31, 2005.

Income and social contribution tax credits (charges) to income, as well as the offset of the recognized tax credits, are as follows:

	Company		Consolidated	
Taxes per statement of income	2005	2004	2005	2004
Income (loss) before income and social contribution taxes	42,554	(20,035)	174,587	44,336
Income (expense) from income and social contribution taxes calculated at statutory tax rates	(14,468)	6,812	(59,360)	(15,074)
Adjustments:				
Permanent differences – equity in subsidiaries	19,715	12,614	3,550	49
Tax credits not recognized in accordance with CVM Instruction No. 371	(5,302)	(18,802)	(5,302)	(24,723)
Prior year tax credits recognized in accordance with CVM Instruction No. 371/02	-	-	13,368	-
Reduction in income tax and surtax (*)	-	-	17,110	6,552
Other	(38)	(624)	(2,417)	909
Income and social contribution tax expense	(93)	-	(33,051)	(32,287)
Tax credits per balance sheet				
Tax loss carryforwards – Income tax	52,931	49,295	155,627	165,007
Tax loss carryforwards – Social contribution tax	17,554	16,047	52,478	53,852
Total	70,485	65,342	208,105	218,859
Tax credits not recognized in accordance with CVM Instruction No. 371	(30,638)	(25,336)	(30,638)	(38,703)
Total	39,847	40,006	177,467	180,156

(*) The subsidiaries Energipe, Saelpa and CELB were granted by ADENE – Northeast Development Agency (formerly Sudene) a reduction in income tax and surtax, beginning 2003 (CELB and Saelpa) and 2004 (Energipe), through ADENE's Incentive-Granting Reports No. 112 and No. 113/2004 for Saelpa, No. 094/2004 for CELB and No. 0106/2005 for Energipe. This tax incentive consists of a reduction of up to 75% of income tax on operating profit.

The income tax and surtax reductions for the year ended December 31, 2005 were R$5,544 for Energipe, R$10,431 (R$5,819 in 2004) for Saelpa and R$1,135 (R$733 in 2004) for CELB, which were recorded as Capital Reserves in the subsidiaries' shareholders' equity. The increase in subsidiaries' shareholders' equity was recorded by the Company as equity in subsidiaries in the statement of operations.

17. INVESTMENTS

	Company		Consolidated	
	2005	2004	2005	2004
Investments in subsidiaries/affiliates	474,492	535,526	195	148
Goodwill on acquisition of investments	32,497	33,696	-	-
Investments stated at cost	10,119	10,062	10,196	10,399
(-) Provision for loss on investments	-	(533)	(482)	(533)
	517,108	578,751	9,909	10,014

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.(1)	Cat-Leo Energia S.A. (2)	Cataguazes Serv. Aéreos (3)	Cat-Leo Serviços S.A. (4)	2005	2004
Capital	755,904	21,000	3,553	5,550	1,140	98,966	120	45,889		
Number of shares/ held (thousand):										
Common	18,991	57,509	3,531	-	38	146,870	8	45,889		
Preferred	-	-	1	-	75	-	79	-		
Shares	-	-	-	3,700	-	-	-	-		
Interest (%)	50,07	59,47	99,96	66,67	99,10	99,99	72,80	99,99		
Net income (loss)	70,366	11,765	749	(31)	(600)	-	88	5,283		
Shareholders' equity (deficit)	797,740	39,685	1,855	519	(3,148)	-	255	49,076		
Equity in subsidiaries	35,231	6,832	749	(20)	(595)	10,441	64	5,283	57,985	37,099
Investments	399,429	23,600	1,855	346	-	-	186	49,076	474,492	535,526

(1) The Company recorded a provision for shareholders' deficit in its subsidiary Teleserv S.A in the amount of R$3,148 (R$2,524 in 2004), recorded in the account "Other payables" in long-term liabilities.
(2) As mentioned in note 35, the controlling ownership interest in Cat-Leo Energia S.A. was sold to Brascan Energética S.A. in April 2005.
(3) Affiliated company - 20% of the voting capital and 72.8% of the total capital.
(4) Arbitration of Cat-Leo:

In a significant event notice published on April 14, 2005, the management of CFLCL, Cat-Leo Energia S.A. (Cat-Leo) and Cat-Leo Construções, Industria e Serviços de Energia S.A. (Cat-Leo Serviços) understood that an out-of-court settlement of the disputes with the shareholder Energia do Brasil Participações Ltda., formerly Alliant Energy Holdings do Brasil Ltda., would be in the best interest of these companies, which resulted in the arbitration decision (Report) issued by the ICC International Court of Arbitration on January 3, 2005.

Energia do Brasil Participações Ltda. held Cat-Leo and Cat-Leo Serviços harmless from any liabilities and obligations arising from the Report, granting to such companies full acquittal on the terms of the Report.

On the other hand, a promise to sell or purchase for the 50% of UTEJF held by Energia do Brasil Participações Ltda. was signed, whereby Cat-Leo Serviços promised to buy from Energia do Brasil Participações Ltda. said equity interest for R$54 million, of which R$29 million will be paid by Cat-Leo Serviços as a down payment recorded in long-term assets - consolidated, and R$25 million upon the conclusion of the promise to sell or purchase, under the following terms and conditions:

a) Until April 1, 2006, Cat-Leo Serviços and Energia do Brasil Participações Ltda. will negotiate the basic aspects and financial conditions necessary for the potential conversion of UTEJF to combined cycle operation;

b) However, beginning May 15, 2005, either party may request the cancellation of the promise to sell or purchase if it is no longer interested in continuing the above-mentioned negotiation; and

c) If Energia do Brasil Participações Ltda. does not request the conclusion of the promise to sell or purchase before April 1, 2006, Cat-Leo Serviços will have, after that date, the right to withdraw from this promise, which if exercised will result in the loss of the down payment made by Cat-Leo Serviços to Energia do Brasil Participações Ltda.

If the promise to sell or purchase materializes, Cat-Leo Serviços will become the owner of 100% of UTEJF and, therefore, the current shareholders' agreement of UTEJF will be cancelled.

In accordance with article 33 of CVM Instruction No. 247/96, shown below is a summary of the balance sheet of the jointly-owned subsidiary UTEJF as of December 31, 2005.

	2005	2004
Assets:		
Current assets	69,298	71,090
Long-term assets	72,592	73,566
Permanent assets	97,176	101,943
Total assets	239,066	246,599
Liabilities:		
Current liabilities	50,822	28,474
Long-term liabilities	91,469	142,006
Shareholders' equity	96,775	76,119
Total liabilities	239,066	246,599

18. RELATED-PARTY TRANSACTIONS

Company

Companies	2005 Assets	2005 Liabilities	2004 Assets	2004 Liabilities
Saelpa	-	27,730	-	29,702
Pbpart Ltda.	-	38,841	-	50,745
Pbpart SE 2 Ltda.	-	148,197	-	43,872
Energipe	-	10,465	-	19,959
Energisa S.A.	548	-	-	9,939
CENF	-	13,591	-	9,666
UTEJF	-	-	-	1,732
Multipar S.A.	-	744	-	283
Cataguases Serviços Aéreos	-	42	-	-
Gipar S.A.	-	3,399	-	725
Multisetor Ltda.	-	26	-	18
Ivan M. Botelho	-	53	-	16
Fondelec	-	3,178	-	2,118
The Latin America Energy and Electricity Fund I,L.P	-	3,837	-	2,558
Energia do Brasil Participações (formerly Alliant Energy Holdings do Brasil Ltda)	-	26,146	-	17,430
	548	276,249	-	188,763
Advance for future capital increase:				
Multiagro Ltda	2,272	-	2,249	-
Teleserv S.A.	14,582	-	13,228	-
(-) Provision for losses	(4,000)	-	-	-
Cat-Leo Serviços S.A.	78,897	-	28,746	-
	91,751	-	44,223	-
Total	92,299	276,249	44,223	188,763
Other:				
UTEJF (*)	-	50,112	-	56,673

(*) R$811 (R$18,831 in 2004) and R$7,177 (R$3,961 in 2004) are recorded under the caption "Suppliers" in current and long-term liabilities, respectively. R$28,083 (R$33,881 in 2004) and R$ 14,041 are recorded under the caption "Loans and financing" in current and long-term liabilities, respectively, and are adjusted based on the variation of the CDI (interbank deposit rate) + 4.5% per year.

The subsidiary Teleserv S.A., which sells subscription TV service, has reported losses because its level of operations has been lower than is necessary to meet its costs. Management of that subsidiary implemented a new product segment to supplement the main business activity of subscription TV. Based on market projections, which include this new business segment, management believes that the investment of R$14,582 (R$13,228 in 2004), recorded as advance for future capital increase, is above the market value and, therefore, a provision for losses was recorded in the amount of R$4,000.

	Liabilities - Consolidated						
						Total	
	CFLCL	UTEJF (*)	PBPart SE1 (*)	Saelpa	Cat-Leo Cise	2005	2004
Gipar S.A.	3,399	-	-	-	-	3,399	725
Multisetor Ltda.	26	-	-	-	-	26	18
Ivan M. Botelho	53	-	-	146	-	199	16
UTE-JF	-	-	-	-	-	-	(249)
Fondelec	3,178	-	-	-	-	3,178	2,118
The Latin America Energy and Electricity Fund I,L.P	3,837	-	-	-	-	3,837	2,558
Energia do Brasil Participações Ltda. (formerly Alliant Energy Holdings do Brasil Ltda.)	26,146	17,471	132,688	-	-	176,305	167,589
Total	36,639	17,471	132,688	146	-	186,944	172,775
Other:							
UTE-JF (**)	25,207	-	-	-	186	26,267	30,222

(*) Advance for future capital increase

(**) R$434 (R$10,900 in 2004) and R$3,711 (R$2,417 in 2004) are recorded under the caption "Suppliers" in current and long-term liabilities, respectively. R$14,041 (R$16,940 in 2004) and R$7,021 are recorded under the caption "Loans and financing" in current and long-term liabilities, respectively, and are adjusted based on the variation of the CDI (interbank deposit rate) + 4.5% per year.

Financing agreements originate from commercial and financial transactions carried out in the normal course of business and are subject to the average market interest rate. In the year ended December 31, 2005, this rate was CDI (interbank deposit rate) + 4% per year, except for the balances with the shareholders: Gipar S.A., Multisetor Ltda., Ivan Muller Botelho, Fondelec, The Latin America Energy and Electricity Fund I, L.P and Energia do Brasil Participações Ltda., formerly Alliant Energy Holdings do Brasil Ltda., which refer to retained dividends and are recorded as loans not subject to financial charges.

Advances for future capital increase are not subject to financial charges.

Transactions:

Company

	Saelpa	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S.A.	PBPart SE1 S.A.	Usina Term. de Juiz de Fora	CELB	PBPart Ltda.	PBPart SE 2	Energisa	Total	
										2005	2004
Provision of services	810	7,686	779	600	233	756	720	600	960	13,144	9,840
Purchase of electric energy	-	-	-	-	(948)	-	-	-	-	(948)	(40,005)
Equipment lease	-	48	-	-	-	48	-	-	-	96	176
Financial expense	(6,383)	(2,237)	(3,675)	-	(8,972)	-	(11,451)	(19,022)	(2,201)	(53,941)	(38,807)
Connection cost and use	-	490	-	-	1,632	-	-	-	-	2,122	1,682

Consolidated

	UTE-JF	Gipar S.A.	Total	
			2005	2004
Provision of services	116	-	116	51
Purchase of electric energy	(643)	-	(643)	(4,890)
Financial expense	(4,466)	(2,317)	(6,783)	(4,338)
Connection cost and use	816	-	816	373

The prices for services contracted, in the administrative and supporting areas, take into consideration the recovery of actual costs, plus 10% of tax charges.

These operations are supported by long-term contracts submitted to ANEEL for approval.

19. PROPERTY, PLANT AND EQUIPMENT

	Company		Consolidated	
	2005	2004	2005	2004
In service				
Generation				
Hydroelectric	68,791	67,029	107,050	211,662
Thermoelectric	-	-	58,027	57,399
Transmission system	5,287	5,435	7,723	13,989
Distribution -				
Lines, networks and substations	296,738	277,485	1,176,913	1,068,555
Sales	3,854	3,925	13,256	16,170
Administration	26,248	23,955	85,500	93,478
	400,918	377,829	1,448,469	1,461,253
Accumulated depreciation				
Generation -				
Hydroelectric	(13,802)	(11,826)	(23,081)	(18,839)
Thermoelectric	-	-	(11,214)	(8,352)
Transmission system	(908)	(798)	(1,130)	(1,282)
Distribution				
Lines, networks and substations	(121,880)	(108,910)	(444,593)	(400,765)
Sales	(974)	(896)	(4,568)	(4,299)
Administration	(14,128)	(14,015)	(40,488)	(38,763)
	(151,692)	(136,445)	(525,074)	(472,300)
In progress				
Generation				
Hydroelectric	5,492	5,377	22,176	96,708
Thermoelectric	-	-	745	891
Other	-	-	450	406
Transmission system	-	371	-	1,128
Distribution				
Lines, networks and substations	17,299	8,009	119,803	60,376
Sales	1	13	28	96
Administration	89	2,432	1,029	5,783
	22,881	16,202	144,231	165,388
Subtotal	272,107	257,586	1,067,626	1,154,341
	-			
Goodwill from merged company	-	-	538,012	538,012
Goodwill on acquisition of investments	-	-	429,328	429,328
Accumulated amortization	-	-	(100,508)	(80,020)
Subtotal	-	-	866,832	887,320
Consumer contributions	(81,412)	(78,992)	(175,250)	(170,931)
Federal government subsidies – CDE	(4,308)	-	(43,043)	(5,737)
State government participation	(1,138)	-	(9,997)	-
Reserve for reversal	(1,409)	(1,409)	(1,723)	(1,723)
Special liabilities	(88,267)	(80,401)	(230,013)	(178,391)
Total	183,840	177,185	1,704,445	1,863,270

Assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the Regulatory Agency. ANEEL Resolution No. 20/99 regulates the disposal of electric energy utility concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from such sale be deposited in a restricted bank account and invested in the concession.

Consumer contributions represent the share of third parties in construction work for electric energy supply in areas not included in expansion projects of the electric energy concessionaires.

Federal government subsidies are derived from the Power Development Account (CDE) and are used in the "Light for All" Program.

The reserve for reversal, recorded up to December 31, 1971, represents funds derived from the reversal fund, which were invested in expansion projects of CFLCL and its subsidiary Energipe, subject to annual interest of 5% paid on a monthly basis.

Average annual depreciation rates by macroactivity are as follows:

	Company		Consolidated	
	2005	2004	2005	2004
Generation:				
Hydroelectric	2.26	2.25	2.26	2.25
Thermoelectric	-	-	5.00	5.00
Distribution	4.41	4.40	4.43	4.41
Sales	3.33	3.34	3.35	3.33
Administration and other	7.76	7.76	7.77	7.76

In 2005, the Company and its subsidiaries transferred financial charges to property, plant and equipment in progress, as shown below:

	Company		Consolidated	
	2005	2004	2005	2004
Financial charges recorded in income	72,563	74,025	252,416	224,840
(-) Transfer to property, plant and equipment in progress	(186)	(981)	(5,732)	(7,031)
Net effect on income	72,377	73,044	246,684	217,809

Goodwill on acquisition of investments

The goodwill paid on the acquisitions of CENF, Energipe, Saelpa and Celb is being amortized over the concession period based on a profitability curve projected for these subsidiaries. As of December 31, 2005, such goodwill amortization is estimated as follows:

Amortization period	Company	Consolidated
2006 to 2007	3,069	51,750
2008 to 2009	4,295	63,804
2010 to 2011	5,761	74,613
2012 to 2013	9,685	86,080
2014 to 2015	9,687	88,139
2016 to 2017	-	80,514
2018 and thereafter	-	421,932
Total	32,497	866,832
Classified as:		
Investment	32,497	-
Property, plant and equipment	-	866,832

National Universalization and "Light for All" Program

ANEEL, through Resolution No. 223 of April 29, 2003, amended by Resolution No. 52 of March 25, 2004, established the general conditions for preparation of Electric Power Universalization Plans for the purpose of serving new consumer units, in accordance with articles 14 and 15 of Law No. 10,438 of April 26, 2002, which defined the responsibilities of electric power distribution concessionaires and permittees. Law No. 10,762 of November 11, 2003 changed the priority that municipalities have in services, establishing priority for municipalities with lower levels of electrification, and limited these services only to new units with low-tension connections (under 2.3 kV) and installed load of up to 50 kW.

In 2005, Companhia Força e Luz Cataguazes-Leopoldina made efforts to serve all the population in its concession area, and reached a rate of service to urban populations of 99.98%. The entire urban area served by the Company is expected to be electrified by the end of 2006.

In the rural areas served by the Company, in 2004 properties under the National Plan for Universalization of Electric Power Access and Use were electrified, increasing rural electrification rate to 87.98%. The expectation is that, through the "Light for All" Program, a specific electrification plan for rural areas, 100% of rural properties will be electrified by the end of 2006.

The universalization of the electric energy services in the concession area of the subsidiary CENF will be achieved in 2006, with the adoption by the subsidiary of the "Light for All" Program, according to an agreement signed between CENF, the federal government and the Rio de Janeiro state government. Currently, the universalization rate in the area served by CENF is 99.8%, that is, 98.2% in rural area and 100% in urban areas.

The subsidiary ENERGIPE, which serves 63 municipalities in the State of Sergipe, representing 90% of the State's energy market, as well as the subsidiaries Saelpa and CELB, which serve the entire State of Paraíba, submitted to ANEEL, in September 2003, their Electricity Universalization Plans that were implemented in the period from January 1 to December 31, 2004. The plans for the period from 2005 to 2008 were submitted on September 15, 2004 and the plans for subsequent periods were submitted on March 31, 2005.

ANEEL, through the Regulatory Superintendency of Electricity Sales, published, on June 25, 2004, Technical Note No. 043/2004, approving CELB's Universalization Plan and, on August 5, 2004, Technical Notes No. 099/2004 and No. 101/2004, approving the Plans of Energipe and Saelpa, respectively.

Concurrently, through Presidential Decree No. 4873, of November 11, 2003, the federal government introduced, under the coordination of the Ministry of Mines and Energy (MME) and with the participation of Centrais Elétricas Brasileiras S/A – Eletrobrás and the companies of the Eletrobrás system, the "LIGHT FOR ALL" Program, designed to provide access, by 2008, to electric energy service for the portion of the Brazilian rural population that does not yet have access to this public service. According to article 2 of said Decree, the Program will be funded by the Power Development Account (CDE), introduced as an economic subsidy by Law No. 10,438, of April 26, 2002, and the Global Reserve for Reversion (RGR) introduced by Law No. 5655 of May 20, 1971, from electric energy sector agents, state and municipal governments and other. Ministerial Rule No. 38, of March 9, 2004, published the Operation Manual of the "Light for All" Program, and was revoked by Administrative Rule No. 447, of December 31, 2004, which approved the review of the Operation Manual. This Manual contains the technical and financial criteria, procedures and priorities of Said Program.

It was then necessary to adjust the Plans, in order to serve all properties in the urban and rural areas, since said legal documents had different electrification priority criteria, whose standardization was provided by Regulatory Resolution No. 175, of November 28, 2005.

In 2004, the Cataguazes-Leopoldina distribution companies signed agreements with the Ministry of Mines and Energy (MME) and the respective state governments, with participation of ANEEL and Eletrobrás, to establish assumptions for the implementation of the "LIGHT FOR ALL" Program, with respect to financial resources and targets. Participation percentages, year of completion of the plans, amounts to be invested and number of consumers are as follows:

	Participations %					
	CFLCL	CENF	Energipe	CELB	Saelpa	Total
State government	10	33	30	20	20	-
Federal government - CDE	41	10	50	55	55	-
Distribution company - RGR	34	42	5	10	10	-
Distribution company - own resources	15	15	15	15	15	-
Year of completion	2006	2006	2006	2006	2008	-
R$ million to invest	17.1	1.5	145.1	4.9	226.5	395.1
Consumers to serve	5,631	404	29,143	1,349	44,100	80,627

With respect to urban universalization, the period for completion is longer than that of rural universalization, as shown below, and the total funds to be invested in the urban area will be the responsibility of the distribution companies. Approximate amounts and number of consumers to serve are as follows:

Companies	CFLCL	CENF	Energipe	Saelpa	CELB	Total
Year of completion	2006	2006	2006	2008	2006	-
R$ million to invest	8.0	-	5.0	5.2	0.2	18.4
Consumers to serve	1,408	-	6,018	8,206	337	15,969

In brief, R$413.5 million will be invested (R$25.1 million, R$1.5 million, R$150.1 million, R$231.7 million and R$5.1 million by the distribution companies CFLCL, CENF, ENERGIPE, SAELPA and CELB, respectively) from 2004 to 2008 in the electricity service universalization in their concession areas, with 96,596 new consumers, of which 7,039 for CFLCL, 404 for CENF, 35,161 for ENERGIPE, 52,306 for SAELPA and 1,686 for CELB.

The companies' management is fully aware of the challenge posed by the implementation of these Programs, the investments in which will more than double the companies' investments, considering those which will be invested in the system expansion to meet the organic growth, in installed capacity increase and maintenance of existing installations. It knows, however, that such investments will greatly contribute to minimize regional differences and expand the consumer market, thus avoiding rural exodus to big cities and directly impacting the growth potential of the states of Minas Gerais, Rio de Janeiro, Sergipe and Paraíba.

The Company and its subsidiaries Energipe, CELB, Cenf and Saelpa invested R$13,181 – Company and R$93,319 – consolidated in the LIGHT FOR ALL Program, and have already received R$9,025 and R$61,721, Company and consolidated, respectively.

Eletrobrás and the state governments will transfer funds to the Cataguazes Leopoldina distribution companies in the amounts of R$2,179 and R$17,600, Company and consolidated, respectively, relating to their participation in the Program. These amounts have not yet been settled.

20. DEFERRED CHARGES

	Company		Consolidated	
	2005	2004	2005	2004
Software acquisition cost	4,112	2,955	21,772	13,970
Accumulated amortization	(1,497)	(880)	(7,064)	(4,958)
Total	2,615	2,075	14,708	9,012

21. SUPPLIERS

	Company		Consolidated	
	2005	2004	2005	2004
CURRENT				
Supply				
Chesf	-	-	16,685	54,526
Furnas	2,046	3,272	2,046	3,272
AMPLA	-	-	2,225	1,908
Bilateral contracts	11,611	17,424	48,100	36,174
Free energy	279	279	34,939	31,262
Use of basic network	346	613	6,553	9,074
Network connection	-	-	445	777
Network usage charges	1,584	571	4,224	1,888
Materials and services	6,721	4,638	36,860	29,474
Gasmig/Petrobras – offsetting amount	-	-	4,697	12,077
Other	163	99	5,244	1,112
	22,750	26,896	162,018	181,544
LONG-TERM				
Supply				
Bilateral contracts	7,177	13,188	5,680	9,723
Free energy	-	-	18,801	27,156
Provision recorded (*)	-	-	(2,714)	(632)
Materials and services	-	-	9,186	18,132
	7,177	13,188	30,953	54,379
Total	29,927	40,084	192,971	235,923

(*) See note 8.

Gasmig/Petrobras offsetting amount

The natural gas purchase contract signed between the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. ("UTEJF") and Gasmig/Petrobras stipulates that the offsetting amount, corresponding to annual exchange variations between price adjustment periods, will be passed on the gas tariff in subsequent annual adjustments. Thus, the legislation and rules applicable to thermoelectric power plants included in the Thermoeletric Power Priority Program allow those power producers to pass on to energy tariffs the effect of cost increase resulting from such exchange variation.

According to ANEEL, the amounts to be passed on to the distribution companies' energy tariffs depend on several aspects, including: (a) the plant that backs the energy sale contract must be operational; and (b) the passing on of costs depends principally on the validation of the data by the National Petroleum Agency (ANP), according to Interministerial Rule No. 234, of July 22, 2002.

As of December 31, 2005, the jointly-owned subsidiary incurred costs, not paid yet, related to the offsetting balance due to Gasmig/Petrobras in the amount of R$9,394 . This liability was recorded with a corresponding entry to an account receivable from the Cataguazes-Leopoldina distribution companies, buyers of energy from UTEJF, which recognized the liability against the account "recoverable cost variations – Portion A (CVA)" (prepaid expenses – current assets).

As mentioned above, the passing on of costs of the offsetting amount to the energy tariff of the distribution companies CFLCL, CENF, Energipe, Saelpa and CELB depends on the validation of the calculations by the ANP and final approval of the CVA by ANEEL.

Based on prevailing legislation, the companies' management understands that the payable of UTEJF to Gasmig/Petrobras will only be settled after regulators approve the passing on of said costs to the distribution companies' energy tariffs.

22. LOANS AND FINANCING

	Company		Consolidated	
	2005	2004	2005	2004
In local currency, interest of up to 7% p.a. and monetary restatement based on TJLP (Finame, Banese and BNDES) (*)	21,400	32,519	258,502	500,507
In local currency, interest of 1% p.a. and monetary restatement based on Selic (BNDES)	728	1,795	53,105	70,709
In local currency, interest of up to 8% p.a. and variation of Finel, RGR (Eletrobrás)	14,913	13,337	26,358	21,400
In local currency, interest of up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	12,602	14,862
In local currency, interest of 1% p.m. and monetary restatement based on TR and INPC variation (Funasa)	-	-	905	3,910
In local currency, interest of 5.0% p.a. above CDI (Banks: Mercantil, Rural, Schahin, ABC Brasil, HSBC, BBM, Brascan, Bradesco, Santos, Banif Primus, Fibra, Guanabara, Daycoval, Cruzeiro do Sul, Banco do Nordeste, Santander, Unibanco, Posper, Crédit Suisse and Cédula)	88,504	65,438	339,968	218,739
In local currency, interest of 4.5% p.a. and monetary restatement based on UMBND variation (BNDES)	-		32,364	55,527
In local currency, interest of 14% p.a. (Banco do Nordeste)	-	-	31,037	-
In local currency, interest of 0.75% p.m. and monetary restatement based on TBF variation (Banese)	-	-	4,412	4,406
In local currency, interest of up to 5% p.a. and monetary restatement above Selic (Banco BNL)	1,210	2,502	1,210	2,502
In local currency, 109% p.a. of variation of CDI (FIDC)	50,763	-	213,206	-
In local currency, up to 102.5% p.a. of variation of CDI (Banco Itaú BBA S.A).	-	82,331	-	82,331
In local currency, interest of 5.1% to 12.68% p.a. above CDI (Bancos: Mercantil, Rural, Schahin, ABC Brasil, HSBC, BBM, Brascan, Bradesco, Santos, Banif Primus , Fibra, Guanabara, Daycoval, Cruzeiro do Sul, Banco do Nordeste, Santander, Unibanco, Prosper, Credit Suisse and Cédula)	16,961	10,408	169,345	70,899
Total local currency	194,479	208,330	1,143,014	1,045,792
In foreign currency (US$), interest of 9.44% p.a. plus exchange variation (Unibanco))	-	-	4,879	7,744
In foreign currency (US$), interest of 7.5% p.a. plus exchange variation (Short-Term Notes)	72,562	-	72562	-
Total	267,041	208,330	1,220,445	1,053,536
Current portion	112,218	163,871	528,295	582,879
Long-term portion	154,823	44,459	692,160	470,657

(*) Financing from the BNDES includes:

- R$21,392 (R$32,718 in 2004) obtained by CFLCL for electric energy transmission, distribution and generation activities in its concession area;
- R$29,455 (R$54,230 in 2004) obtained by Pbpart Ltda. for acquisition of the controlling ownership interest in CELB;
- R$119,250 (R$219,336 in 2004) obtained by Energipe for acquisition of the controlling ownership interest in Saelpa;
- The subsidiary Energipe also obtained financing for its operating activities from the BNDES, in the amount of R$81,070 (R$108,488 in 2004);
- R$7,326 (R$7,785 in 2004) obtained by the jointly-owned subsidiary UTEJF to finance the implementation of the natural gas thermoelectric plant.

This financing is collateralized by the financed shares and all common and preferred shares of

Companhia de Eletricidade de Nova Friburgo (CENF) held by CFLCL.

The agreements made by Pbpart Ltda., Energipe and UTE-JF with the BNDES contain restrictive covenants which, in general, require the Companies to maintain certain financial ratios. Noncompliance with these covenants can result in the accelerated maturity of debts. As of December 31, 2005, the subsidiaries were not compliant with some covenants, but the BNDES formally agreed with this noncompliance for the current year.

Financing obtained from other financial institutions is collateralized by the revenues of the Company and its subsidiaries. Financing obtained from Finame (Government Agency for Machinery and Equipment Financing) is guaranteed by the financed equipment.

With respect to the receivables investment fund (FIDC), CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa pledged their portfolios as guarantees and for the event of default, they pledged the future reimbursements that will be made by the regulatory agency at the end of the concession.

The contract of UTEJF also provides for the maintenance of a minimum balance on the financial investment account linked to payment of installments. The balance of temporary cash investments as of December 31, 2005 in current assets was R$1,676 - consolidated.

The principal indices used to restate loans and financing had the following variations in the year:

Currency/indices	2005	2004
US$ x R$	-11.84%	-8.13%
TJLP	9.75%	9.81%
SELIC	19.04%	16.25%
Finel	0.24%	2.38%
TR	2.83%	1.82%
CDI	18.99%	16.17%
UMBND	-14.04%	-7.40%
IGPM	1.20%	12.42%
INPC	5.05%	6.13%
TBF	18.37%	15.61%
IGPDI	1.23%	12.95%

Long-term financing matures as follows:

	2005	
	Company	Consolidated
2007	126,156	439,295
2008	17,593	150,830
2009	1,484	42,968
2010	1,072	11,013
2011	1,072	11,013
After 2011	7,446	37,041
	154,823	692,160

23. DEBENTURES

Main characteristics of debentures:

	3rd issue		4th issue		6th issue	
Series	1st series	2nd series	1st series	2nd series	1st series	2nd series
Issue type	Public	Public	Public	Public	Public	Public
Issue date	08/01/1997	08/01/1997	12/08/1997	12/08/1997	07/15/2003	07/15/2003
Maturity	02/01/2005	02/01/2006	12/08/2007	12/08/2007	06/06/2006	01/15/2008
Charge	Floating	Floating	Fixed	Fixed	Floating	Floating
Yield	TJLP +4% per year	TJLP +4% per year	TJLP + 5.5% per year	TJLP + 2.5% per year	CDI + 4.5% per year	CDI + 4.5% per year
Number of debentures	3,000	2,500	663,609	1,067,696	110	20
Value at issue date	30,000	25,000	33,180	53,385	1,000	1,000
Debentures outstanding	3,000	2,500	663,609	1,067,696	110	20
Number of installments	14 semiannual	14 semiannual	5 annual installments corresponding to 20% of the nominal value on the issue date, plus capitalized amount of TJLP and interest; the 1st installment matures at the end of the 6th year after the issue		30 monthly	48 monthly
Balances as of 12/31/2005	-	4,651	19,123	30,714	17,011	9,072
Current portion	-	4,651	9,628	15,437	17,011	5,109
Long-term portion	-	-	9,495	15,277	-	3,963

The 6th issue debentures contain restrictive covenants that, in general, require that certain financial ratios be maintained. According to the terms of the 6th issue debenture indenture, noncompliance with such ratios will result in an increase in financial charges at the rate of 1% per year in the quarter following that in which noncompliance occurs.

CFLCL did not comply with some ratios for the quarters ended December 31, 2004 and March 31, 2005. Such noncompliance for two consecutive quarters resulted in an increase in the spread used to calculate the interest rate of 1% per year. Thus, in the 1st half of 2005 debentures yielded a spread of 5.5% (4.5% + 1%) per year, calculated on a pro rata basis, according to the Indenture.

At the Debenture Holders' Meeting held in June 2005, the revision of the minimum financial ratios required by restrictive covenants was approved, in order to reflect the impact of sales of assets, the electricity universalization program implemented by the federal government and the agreement with the shareholder Energia do Brasil Participações Ltda. (formerly Alliant Energy Holdings do Brasil Ltda.), involving Usina Termelétrica de Juiz de Fora. Thus, with the approval of the new financial ratios, CFLCL is fully compliant with all financial ratios in the 1st and 2nd quarters of 2005. Regardless of compliance with the new financial ratios, CFLCL paid the additional rate of 1% on June 15, 2005, with change of spread, effective on that date, to 4.5% per year, on a pro rata basis.

24. TAXES IN INSTALLMENTS

On July 31, 2003, CFLCL and its subsidiaries CENF, Energipe, Cat-Leo, CELB and Saelpa adopted PAES, an installment payment plan for taxes established by Law No. 10,684 of May 30, 2003, which allowed them to divide into up to 180 installments the payment of debts due until February 28, 2003 to the Federal Revenue Service, Office of the Attorney-General of the Public Finances, and National Institute of Social Security (INSS). CFLCL and its subsidiaries Energipe, CELB and Saelpa and UTEJF also entered into installment plans for their ICMS (state VAT) debts with the state governments.

The indirect subsidiaries Saelpa and CELB paid a portion of the ICMS installment payment to the State of Paraíba, reducing the balance payable by R$89,222 (see note 12).

Debts as of December 31, 2005 amounted to R$9,591 (R$13,074 in 2004) – Company and R$72,323 (R$175,449 in 2004) – consolidated. Payment schedule is as follows:

Year	Company	Consolidated
2006	1,060	12,120
2007	1,109	11,649
2008	1,109	11,088
2009	1,109	9,373
After 2009	5,204	28,093
Total	9,591	72,323
Current portion	1,060	12,120
Long-term portion	8,531	60,203

25. SHAREHOLDERS' EQUITY – COMPANY

Capital

Subscribed and paid-up capital is represented by 51,218,232,398 common shares, 82,392,170,239 Class A preferred shares and 253,492,770 Class B preferred shares, without par value. Class A preferred shares are nonvoting but have priority in the reimbursement of capital in the event of Company's liquidation and in the payment of non-cumulative minimum dividends of 10% per year. Class B preferred shares are nonvoting but have priority in the payment of annual fixed dividends of 6%.

At the meeting held on May 25, 2000, the Board of Directors authorized the acquisition of up to 200,000,000 common shares, 2,700,000,000 class A preferred shares and 25,000,000 class B preferred shares issued by the Company, for treasury and subsequent sale. As of September 30, 2005, the Company acquired 173,697,043 common shares and 2,608,274,448 class A preferred shares, which are recorded under the caption "Treasury shares" in shareholders' equity in the amount of R$5,653.

The resolutions of the Extraordinary Shareholders' Meeting held on December 9, 2003, such as the approval for the absorption of accumulated losses in the amount R$74,358, and assignment to preferred shares, regardless of class, of the right to cumulative dividends in fiscal 2003 and 2004, are still awaiting final decision on the lawsuits filed by the minority shareholders FondElec Essential Services Growth Fund L.P and The Latin America Energy and Electricity Fund I, L.P (hold together 12.2% of the voting capital and 13% of the total capital of the Company), both managed by FondElec Capital Advisors, all signatories of the Shareholders' Agreement filed at this Company. The lawsuits are presently suspended. If the final decisions on the lawsuits are against the resolutions of the Meeting, the related accounting records must be revised.

Energia do Brasil Participações Ltda. ("Energia do Brasil"), formerly Alliant Energy Holdings do Brasil Ltda. (owner of 21.6% of the voting capital and 39.4% of the total capital of the Company), also filed a lawsuit concerning said Extraordinary Shareholders' Meeting. As stated in note 38, the buyers of Energia do Brasil have definitively withdrawn all lawsuits, which will not be resumed or followed by new claims.

Profit Reserves

In the year management proposed profit retention in the amount of R$19,300, for investment purposes according to the capital budget to be approved by the Shareholders' Meeting.

Prior year adjustment

ANEEL, through Resolution No. 176, of November 28, 2005, established new criteria and procedures for accounting for costs of Research & Development (Energy Efficiency Program – PEE, Research & Development – P&D and Energy Research Company – EPE). These costs, which were previously recorded on a cash basis, must be recorded on the accrual basis. The Brazilian Institute of Independent Auditors (IBRACON), through Technical Notice 03/06, concluded that prior year costs should be charged to retained earnings. As of December 31, 2005, the Company recorded R$595 in that caption. The prior year adjustments recorded by the subsidiaries in their shareholders' equity were recognized by the Company as equity in subsidiaries, according to CVM Instruction No. 247/96.

Dividends

Class A preferred shares are entitled to minimum dividends of 10% per year and class B preferred shares have priority in the payment of fixed dividends of 6% per year.

In 2005, management recorded a provision for preferred dividends in the amount of R$16,723, equivalent to R$0.2092 per thousand class A preferred shares and R$0.1255 per thousand class B preferred shares.

Dividends were calculated as follows:

	Capital	Dividends per thousand shares R$	Dividends	%
Class A preferred shares	172,323	0.2092	17,236	10
Class B preferred shares	530	0.1255	31	6
			17,267	
(-) Portion related to treasury shares			(544)	
			16,723	

The bylaws provides for the payment of mandatory dividend of 25% of the net income for the year adjusted according to article 202 of Law No. 6404/76. Dividends subject to Board's approval represent 53.8% of said calculation basis.

Please note that 68.33% of the amount to be paid will be recorded in long-term liabilities under the caption "controlling shareholders and related parties" due to its subordination to the 6th issue debenture indenture.

26. SEGREGATION OF ACTIVITIES – LAW NO. 10,848/2004

On September 12, 2005, ANEEL Resolution No. 313 approved the restructuring plan for assets and liabilities directly and indirectly held by the Company and its subsidiary Energipe, including equity interest in other companies, for the purpose of segregating the activities of electricity generation, distribution and permanent investments in other companies, in accordance with Law No. 10,848 of March 2004. Said Resolution also sets the deadline for completion of the segregation for March 24, 2006. The restructuring plan is subject to the approval of management and third parties, including debenture holders, financial institutions and other creditors. Since these negotiations were not completed, management of the Company and its subsidiary Energipe requested ANEEL to extend the deadline for completion of the segregation of activities to October 30, 2006.

27. ELECTRICITY SALES TO FINAL CONSUMERS

a) Company

	Unaudited					
	Number of consumers		MWh		R$	
	2005	2004	2005	2004	2005	2004
Residential	238,962	232,004	307,172	295,615	146,163	131,703
Industrial	3,290	3,277	243,378	299,323	67,144	68,762
Commercial	27,418	26,860	142,093	132,052	56,923	49,823
Rural	42,917	40,408	114,794	109,133	30,443	27,328
Public sector:						
Federal	47	44	330	307	132	118
State	410	388	6,948	6,483	1,194	1,047
Municipal	2,543	2,406	14,632	13,655	7,410	6,497
Public lighting	245	235	59,302	59,055	13,987	13,151
Public service	513	503	32,406	30,741	8,682	7,511
Own consumption	132	131	2,444	2,256	-	-
Subtotal	316,477	306,256	923,499	948,620	332,078	305,940
Electric energy supply	-	-	19,353	115,479	5,824	4,041
Unbilled sales (net)	-	-	(1,181)	1,169	(3)	964
Tariff adjustment difference	-	-	-	-	30,854	-
Electricity network usage charges	-	-	-	-	18,419	8,951
Other billed services	-	-	-	-	17,156	13,235
Total	316,477	306,256	941,671	1,065,268	404,328	333,131

b) Consolidated

	Unaudited					
	Number of consumers (*)		MWh		R$	
	2005	2004	2005	2004	2005	2004
Residential	1,593,398	1,553,630	1,834,403	1,756,759	717,275	603,940
Industrial	11,766	11,397	1,442,367	1,838,820	327,672	332,049
Commercial	134,761	132,088	938,083	877,109	349,174	281,614
Rural	126,325	117,397	380,535	327,754	73,486	60,137
Public sector:						
Federal	750	719	65,769	59,043	31,487	24,104
State	7,534	7,223	101,859	92,103	34,498	27,168
Municipal	13,284	12,713	98,304	89,194	27,934	22,073
Public lighting	1,466	1,379	342,190	339,108	68,417	59,491
Public service	1,616	1,629	340,591	311,617	70,602	54,505
Own consumption	308	314	9,112	8,636	-	-
Subtotal	1,891,208	1,838,489	5,553,213	5,700,143	1,700,545	1,465,081
Electric energy supply	7	7	668,343	792,581	71,701	74,795
Unbilled services (net)	-	-	5,430	7,493	10,664	5,275
Tariff adjustment difference	-	-	-	-	40,650	6,339
Electricity network usage charges					82,495	34,195
Other operating revenues	-	-	-	-	65,865	33,462
Total	1,891,215	1,838,496	6,226,986	6,500,217	1,971,920	1,619,147

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

28. OPERATING EXPENSES

Operating costs and expenses shown in the statement of operations are composed of:

	Company						
	Cost of service			Operating expenses		Total	
Nature	Cost of electricity	Cost of operation	Provided to third parties	Selling	General and administrative	2005	2004
Electricity purchased for resale	98,863	-	-	-	-	98,863	102,293
Electricity network usage charges	18,752	-	-	-	-	18,752	10,956
Personnel and management	-	11,672	604	3,088	11,636	27,000	26,158
Pension plan	-	37	-	6	298	341	337
Material	-	2,314	228	697	512	3,751	4,031
Outside services	-	1,676	830	2,026	19,398	23,930	17,508
Compensation for use of water resources	-	598	-	-	-	598	357
Depreciation and amortization	-	13,950	-	131	2,596	16,677	14,412
Allowance for doubtful accounts	-	-	-	7,695	-	7,695	4,345
Reserve for contingencies	-	864	-	-	-	864	(232)
Power development account (CDE)	-	8,437	-	-	-	8,437	5,929
Fuel usage quota (CCC)	-	9,591	-	-	-	9,591	8,265
Other	-	4,180	220	208	4,284	8,892	7,201
	117,615	53,319	1,882	13,851	38,724	225,391	201,560

	Consolidated						
	Cost of service			Operating expenses		Total	
Nature	Cost of electricity	Cost of operation	Provided to third parties	Selling	General and administrative	2005	2004
Electricity purchased for resale	474,641	-	-	-	-	474,641	425,520
Electricity network usage charges	109,940	-	-	-	-	109,940	86,007
Personnel and management	-	46,369	11,710	32,843	37,233	128,155	114,123
Pension plan	-	3,857	5	2,957	7,229	14,048	14,208
Material	-	9,229	6,764	5,149	1,092	22,234	17,670
Fuel for electric power production	-	23,982	-	-	-	23,982	18,504
Outside services	-	7,301	8,517	19,025	49,205	84,048	64,333
Compensation for use of water resources	-	598	-	-	-	598	357
Depreciation and amortization	-	57,028	-	665	8,714	66,407	60,167
Allowance for doubtful accounts	-	-	-	(6,147)	-	(6,147)	19,420
Reserve for contingencies	-	(9,049)	-	-	1,079	(7,970)	13,764
Power development account (CDE)	-	20,775	-	-	-	20,775	12,848
Fuel usage quota (CCC)	-	60,797	-	-	-	60,797	52,617
Other	-	15,586	6,155	2,467	16,580	40,788	29,113
	584,581	236,473	33,151	56,959	121,132	1,032,296	928,651

29. MANAGEMENT COMPENSATION

Management compensation in 2005 was R$2,096 (R$1,483 in 2004), Company, and R$9,125 (R$7,449 in 2004), consolidated.

30. RESERVE FOR CONTINGENCIES

a) Company

	2005			2004		
	Reserve		Escrow	Reserve		Escrow
Contingency	Current	Accumulated	deposits	Current	Accumulated	deposits
Long-term:						
Labor	972	2,142	496	465	1,170	499
Civil	292	1,393	-	(393)	1,101	-
Tax	-	600	-	(304)	600	-
Total	1,264	4,135	496	(232)	2,871	499

In 2005, of R$1,264 increase in reserve, R$864 is recorded under the caption "Reserve for contingencies" and R$400 as increase in "Other financial expenses".

In 2004, the reversal of reserve of R$232 is recorded under the caption "Reserve for contingencies".

b) Consolidated

	2005			2004		
	Reserve		Escrow	Reserve		Escrow
Contingency	Current	Accumulated	deposits	Current	Accumulated	deposits
Long-term:						
Labor	(6,342)	43,651	57,298	12,586	49,993	49,521
Civil	6,460	43,033	8,624	4,629	36,573	6,584
Tax	(4,497)	18,238	4,128	2,076	22,735	4,128
Total	(4,379)	104,922	70,050	19,291	109,301	60,233

In 2005, of R$4,379 of reversal, R$7,970 is recorded under the caption "Reserve for contingencies", R$5,436 as increase in "Other financial expenses" and R$1,845 was transferred to Current Liabilities.

In 2004, of R$19,291 increase in reserve, R$5,527 is recorded under "Other financial expenses" and R$13,764 under "Reserve for contingencies".

- Labor contingencies

  In 2005, the ongoing labor claims were analyzed by independent legal advisors, who indicated the need for an additional reserve to cover probable losses. Most lawsuits are related to overtime pay, salary equalization, FGTS (severance pay fund) and contractual/legal claims.

  In the year, the subsidiary Saelpa reversed a reserve of R$12,309.

- Civil

  Civil lawsuits are related principally to indemnities for pain and suffering/material damages and consumer claims, involving electricity bills. There are also lawsuits filed by consumers seeking recovery of amounts paid to the Company and its subsidiaries for increase in tariffs based on DNAEE Administrative Rules No. 38 and No. 45 during the

"Cruzado" economic plan in 1986. A reserve has been recorded for the difference amount paid at that time.

- Tax

Refers basically to the reserve for COFINS. In addition to this tax, tax contingencies of CELB involve discussions related principally to INSS, PIS/PASEP, ISS, ICMS and CSLL. The tax payments are suspended because administrative proceedings or tax collection lawsuits are in progress.

Management, based on the opinion of its legal counsel, understands that all reserves recorded are sufficient to cover potential losses on ongoing lawsuits. Based on the opinion of its legal counsel, reserves were recorded for all lawsuits in which the chance of success was assessed as remote for CFLCL and its subsidiaries.

Additionally, there are ongoing labor, civil and tax lawsuits totaling R$6,809 (R$2,450 in 2004), Company, and R$67,191 (R$46,733 in 2004), consolidated, for which the chance of a successful outcome was assessed as possible, not requiring any reserve.

ICMS on low-income consumer subsidies

Confaz (National Council of Fiscal Policy) Agreement No. 79/04, published in the Official Gazette of September 30, 2004, authorizes the states of Minas Gerais, Rio de Janeiro and Paraíba, among others, not to collect fines and interest on the ICMS levied on the economic subsidy granted to residential low-income consumers for the period from May 1, 2002 to December 31, 2004 (Minas Gerais) and August 31, 2004 (Rio de Janeiro and Paraíba). The state of Sergipe did not sign this agreement.

The State of Paraíba Finance Department requested that CONFAZ grant ICMS exemption for the low-income consumer subsidies.

Based on the legal counsel's opinion that the chance of success is possible, management did not record a reserve for this contingency. On a conservative basis, CFLCL and CENF began to levy ICMS on the low-income consumer subsidy in November 2004, and Saelpa and Celb, in December 2004. Management has had talks with the state governments to be released from the payment of ICMS for the retroactive period. Following are the amounts of ICMS not paid by the Cataguazes Leopoldina companies:

Company	Period	ICMS
CFLCL	05/2002 to 10/2004	1,835
CENF	05/2002 to 10/2004	491
Saelpa	05/2002 to 11/2004	11,885
Celb	05/2002 to 10/2004	1,924
Energipe	05/2002 to 12/2005	14,958
Total		31,093

Arbitration Process

As mentioned in note 38, all lawsuits filed by the shareholder Energia do Brasil Participações Ltda, formerly Alliant Energy Holdings do Brasil Ltda., have been withdrawn.

In view of this, the provision recorded in September 2005 in the amount of R$6,666, relating to the Arbitral Award issued by the International Chamber of Commerce – "ICC", was reversed in December 2005.

31. INSURANCE

The Company's and its subsidiaries' insurance policy consists of contracting insurance coverage considered adequate by management to cover losses on their assets, civil liability for involuntary damages, material damages and/or bodily injuries caused to third parties.

Named peril and civil liability insurance policies are contracted together with the subsidiaries, and the maximum indemnity is limited to the amounts included in the insurance policy.

Main insurance policies are:

		2005		
	Expiration	Coverage	Annual premium paid	
Lines	date	Consolidated	Company	Consolidated
Named peril				
Fire, Lightning, Explosion, Electrical Damage, Windstorm, Hurricane, Smoke, Riot, Sundry Risks and Portable Equipment	10/23/2006	17,580	205	522
Civil Liability	10/23/2006	15,040	122	627
Vehicles - Material Damages and Bodily Injuries	10/23/2005	up to R$200 thousand/vehicle	57	275
Group Life - Death and Personal Accidents	12/01/2006	42,435	158	500
			542	1,924

32. LEASE AGREEMENTS

The Company and its subsidiaries Energipe, Celb, Cenf, Saelpa and Cat-leo Serviços have lease purchase agreements for vehicles and IT equipment, the balance of which as of December 31, 2005 was R$1,210, Company, and R$12,688, consolidated, with interest rates of CDI (interbank deposit rate) + 6.4% per year.

The agreement installments mature between January 2006 and July 2009 and are accrued on a monthly basis.

Lease expenses in 2005 amounted to R$743 (R$480 in 2004), Company, and R$2,127 (R$480 in 2004), consolidated.

33. FINANCIAL INSTRUMENTS (CVM INSTRUCTION NO. 235/95)

a) Derivative instruments and operations involving rates are used to reduce the charges of credit operations and hedge the assets and liabilities of the Company and its subsidiaries.

   Management considers that risks are minimum, since there is no concentration of counterparties, and operations are carried out with creditworthy banks within approved limits.

   Additionally, CFLCL and its subsidiaries regularly monitor derivative transactions so as to optimize the results of these transactions.

b) Fair value of financial instruments

The carrying value of intercompany transactions recorded in the balance sheet, compared to amounts that could be obtained in active market trading or, if not applicable, to their net present value adjusted at the market interest rates in effect, approximates fair values.

The carrying amounts of loans and financing for electrification projects, obtained in local currency, from Centrais Elétricas Brasileiras S.A. - Eletrobrás, are compatible with the amount of these operations, since there are no similar operations in the money market. The Company and its subsidiaries have no financing in foreign currency related to electrification projects. The other carrying amounts of financial instruments recorded in balance sheet accounts are compatible with fair values.

c) Risk factors

Credit

The risk arises from the possibility that the Company and its subsidiaries may incur losses due to difficulties in collecting the amounts billed to their consumers, concessionaires and permittees. In order to reduce credit risk and to assist in the management of default risk, the Company and its subsidiaries monitor accounts receivable from consumers and interrupt electricity supply, in case the consumer does not make related payments. In case of consumers, the credit risk is minimum, due to the large number of small customers.

Exchange rate

Possibility of losses on the balances of loans and financing in foreign currency due to fluctuations in exchange rates.

Interest rates

In 2005, for the purpose of hedging their results and cash flows against fluctuations in interest rates, CFLCL and its subsidiaries Energipe, CELB and Saelpa entered into currency swap transactions in the amount of US$39.7 million and US$85.4 million, Company and consolidated, respectively, with charges equivalent to exchange variation less interest of up to 7% per year or 90% of the CDI (interbank deposit rate), whichever is higher. The Company's current swap position is equivalent to the variation of the CDI plus spread of up to 3.5% per year. In 2005 currency swap transactions had a positive result of R$3,490 and R$1,055, recorded in financial income (expense), Company and consolidated, respectively.

34. PENSION PLAN

The Company and its subsidiaries CENF, Energipe, Saelpa, and CELB sponsor supplementary pension plans for their employees, either defined contribution (CFLCL and CENF) or defined benefit (Energipe, Saelpa, and CELB). Defined benefit plans are actuarially valued at each yearend, so as to ensure that contributions are sufficient to set up provisions required to meet current and future payment commitments.

		Annual contribution			Actuarial surplus/deficit	
Company	Benefit plan	2005	2004	% on payroll	2005	2004
CFLCL	Cat-Leo	341	337	2.10	-	-
CENF	Cat-Leo	28	15	2.10	-	-
Energipe	Inergus	1,758	1,815	7.53	(**) (30,433)	(**) (25,507)
Saelpa	Funasa	3,838	4,275	13.80	(**) (30,630)	(**) (27,426)
CELB	(*)	133	130	3.40	1,090	837

(*) Managed by BB Previdência.

(**) In consolidated, R$10,391 (R$13,546 in 2004) was recorded in current liabilities as "other payables", R$50,672 (R$39,387 in 2004) was recorded in long-term liabilities.

The asset related to CELB's plan was not recorded.

Technical reserves, as required by the rules of the Secretariat for Pension Plans (SPC), are calculated by an independent actuary engaged by Inergus and Funasa, who issued reports dated February 24 and March 13, 2006, respectively, containing no comment that could represent any additional risk or exception to the procedures adopted by the entities' management.

Shown below are the balances of actuarial liabilities of the pension plan as of December 31, 2005 and 2004, according to the rules of Accounting Standard and Procedure No. 26 issued by the Brazilian Institute of Independent Auditors (IBRACON), approved by CVM Resolution No. 371. The Projected Unit Credit Method was used to calculate benefit obligations:

	Inergus		Funasa		CELB	
	2005	2004	2005	2004	2005	2004
Actuarial present value of benefit obligations	(76,713)	(79,304)	(105,747)	(98,354)	(2,095)	(1,649)
Fair value of plan assets	49,427	32,370	55,924	47,966	3,493	3,100
Present value of obligations in excess of fair value of assets	(27,286)	(46,934)	(49,823)	(50,388)	1,398	1,451
Unrecognized (gains) losses	(3,147)	21,427	19,193	22,962	(308)	(614)
Net asset (liability)	(30,433)	(25,507)	(30,630)	(27,426)	1,090	837

Expenses for 2006 under the criteria of CVM Resolution No. 371 are as follows:

	Inergus	Funasa	Celb
Current service cost	2,114	1,611	167
Interest cost	7,648	11,153	230
Expected return on plan assets	(5,236)	(5,893)	(384)
Unrecognized losses	620	259	-
Employee contributions	(1,337)	(548)	(92)
Expenses estimated for 2006	3,809	6,582	(79)

Sponsor's net liability for the year is as follows:

	Inergus	Funasa	Celb
Actuarial net (asset) liability at beginning of year	25,507	27,426	(837)
Current expenses	6,504	7,042	(115)
Company's contribution	(1,578)	(3,838)	(138)
Actuarial net (asset) liability at end of year	30,433	30,630	(1,090)

As of December 31, 2005, fair value of plan assets is as follows:

	Inergus	Funasa	Celb
Fair value of plan assets at beginning of year	32,370	47,966	3,100
Benefits paid	(6,569)	(8,468)	(95)
Participants' contributions	1,213	854	93
Sponsor's contributions	1,578	3,838	138
Actual return on assets	20,835	11,734	257
Fair value of plan assets at end of year	49,427	55,924	3,493

Present value of actuarial obligations:

	Inergus	Funasa	Celb
Balance at beginning of year	79,304	98,354	1,649
Benefits paid in year	(6,569)	(8,468)	(95)
Interest on actuarial obligations	8,407	10,378	181
Current service cost (with interest)	1,509	1,554	146
Gains (losses) on actuarial obligations	(5,938)	3,928	214
Balance at end of year	76,713	105,746	2,095

Assumptions used in actuarial valuation:

Economic assumptions

	Energipe	Saelpa	Celb
Actuarial discount rate	6% per year	6% per year	6% per year
Expected return on assets	11% per year	11% per year	11% per year
Benefit adjustment	0% per year	0% per year	0% per year
Salary increase	0.5% per year	0.5% per year	0.5% per year
Projected inflation	5% per year	5% per year	5% per year

Demographic assumptions

	Energipe	Saelpa	Celb
Mortality table	UP-84	UP-84	UP-84
Mortality table – disabled	CS058	IAPC	IAPC
Disability table	IAPB-57	IAPB-57	Álvaro Vindas

Following is a summary of data used in the actuarial valuation of the benefit plans provided by Energipe, CELB and Saelpa to their employees:

	Energipe	Saelpa	Celb
Active participants			
Number	827	566	74
Average age	34.88	43.44	38.7
Time of participation (years)	9.53	19.34	6.8
Average contribution salary	R$1,873	R$1,732	R$2,401
Covered participants			
Number	316	480	5
Average age	59.19	64.56	59.40
Monthly average benefit	R$1,265	R$1,206	R$1,466
Pensioners			
Number of pensioners	69	175	3
Average benefit by family group	R$676	R$498	R$238

Additionally, as stated in Note 22, the sponsors have contracts with Inergus and Funasa related to financing of these plans.

35. NONOPERATING INCOME (EXPENSES)

	Company		Consolidated	
	2005	2004	2005	2004
INCOME				
Sale of assets:				
Shares of Catleo Energia.	175,931	-	175,931	-
Gain on sale	-	751	31	7,585
Other	1,907	622	17,151	752
Total	177,838	1,373	193,113	8,337
EXPENSE				
Cost of shares sold:				
Shares of Catleo Energia	139,189	-	139,189	-
Shares of investments sold	-	2,325	6,869	2,325
Provision for loss on investments	4,000	533	4,533	533
Loss on sale	85	512	689	3,119
Other	1,108	729	664	1,896
Total	144,382	4,099	151,944	7,873

On April 14, CFLCL sold the shares representing 100% of Cat-Leo Energia S.A. to Brascan Energética S.A., which resulted in sales revenue of R$175,931 and nonoperating income of R$36,742, net of costs of sales (R$139,189).

This sale was made upon the receipt of R$175,931 and the transfer of R$89,325 in financing from the BNDES, which were recorded in liabilities of that company.

36. CONCESSION FOR ELECTRIC ENERGY PUBLIC SERVICES

The Company and its subsidiaries signed electric energy distribution and generation concession agreements with ANEEL, renewable for the same concession periods, with the following characteristics:

Company	Signing date	Concession period	End of concession
CFLCL	06/18/1999	20 years (*)	07/07/2015
CENF	06/18/1999	20 years (*)	07/07/2015
Energipe	12/23/1997	30 years	12/23/2027
CELB	02/04/2000	30 years	02/04/2030
Saelpa	01/15/2001	30 years	01/15/2031

(*) From July 7, 1995.

37. INCOME PER ACTIVITY

Through Circular No. 2183/2003, of December 24, 2003, ANEEL eliminated the obligation of publishing separately the distribution and sale activities, due to the lack of a set rate for the transfer of revenue from sale to distribution activity.

In compliance with ANEEL Official Circular No. 838/2000, the statements of operations for electric energy generation and distribution, and for non-core activities - investments in other companies:

	2005				2004
	Unaudited				
	Generation	Distribution	Non-core activities	Total	Total
Operating revenue					
Electricity sales to final consumers	11,507	351,422	-	362,929	306,904
Electricity sales to distributors	-	5,824	-	5,824	4,041
Electricity network usage charges	-	18,419	-	18,419	8,951
Other	34	17,122	-	17,156	13,235
	11,541	392,787	-	404,328	333,131
Deductions					
ICMS (state VAT)	-	73,426	-	73,426	62,232
PIS (tax on revenue)	511	5,729	-	6,240	3,867
Cofins (tax on revenue)	2,357	26,388	-	28,745	21,117
ISS (service tax)	2	547	-	5479	547
Global reserve for reversion (RGR)	1,540	2,173	-	3,713	3,807
	4,410	108,263	-	112,673	91,570
Net operating revenue	7,131	284,524	-	291,655	241,561
Cost of electricity service					
Cost of electricity	-	117,615	-	117,615	113,249
Electricity purchased for resale	-	98,863	-	98,863	102,293
Electricity network usage charges	-	18,752	-	18,752	10,956
Cost of operation	4,511	48,808	-	53,319	42,889
Personnel and management	1,195	10,514	-	11,709	9,233
Material	265	2,049	-	2,314	1,896
Outside services	388	1,288	-	1,676	2,333
Compensation for use of water resources	598	-	-	598	357
Fuel usage quota - CCC	-	9,591	-	9,591	8,265
Power Development Account (CDE)	-	8,437	-	8,437	5,929
Depreciation and amortization	1,766	12,184	-	13,950	13,321
Reserve for contingencies and allowance for doubtful	-	864	-	864	53

	2005				2004
	Unaudited				
	Generation	Distribution	Non-core activities	Total	Total
accounts					
Other	299	3,881	-	4,180	1,502
Cost of services provided to third parties	193	1,689	-	1,882	2,485
	4,704	168,112	-	172,816	158,623
Gross profit	2,427	116,412	-	118,839	82,938
Operating expenses					
Selling expenses	-	13,851	-	13,851	10,812
General and administrative expenses	2,868	35,856	-	38,724	32,125
	2,868	49,707	-	52,575	42,937
Income from service	(441)	66,705	-	66,264	40,001
Financial income (expenses)					
Income from temporary cash investments	-	4,158	-	4,158	3,290
Monetary variation and late payment charges on energy sold	-	3,852	-	3,852	3,822
Debt charges	-	(62,915)	(9,648)	(72,563)	(74,025)
(-) Transfer to construction in progress	-	186	-	186	981
Interest on capital	-	-	2,119	2,119	13
Other income (expenses)	-	(52,218)	514	(51,704)	(27,596)
	-	(106,937)	(7,015)	(113,952)	(17,309)
Goodwill amortization	-	-	(1,199)	(1,199)	(894)
Equity in subsidiaries	-	-	57,985	57,985	37,099
Operating income (expenses)	(411)	(40,232)	49,771	9,098	(93,515)
Nonoperating income (expenses)					
Nonoperating income	-	1,907	175,931	177,838	1,373
Nonoperating expenses	452	4,137	139,793	144,382	4,099
	(452)	(2,230)	36,138	33,456	(2,726)
Income (loss) before income and social contribution taxes, profit sharing and reversal of interest on capital	(893)	(42,462)	85,909	42,554	(20,035)
Social contribution tax	54	2,567	(2,621)	-	-
Income tax	149	7,063	(7,305)	(93)	-
Income (loss) before profit sharing and reversal of interest on capital	(690)	(32,832)	75,983	42,461	(20,035)
Employee and management profit sharing		(1,797)		(1,797)	-
Reversal of interest on capital	-	-	(2,119)	(2,119)	(13)
Net income (loss)	(690)	(34,629)	73,864	38,545	(20,048)

38. SUBSEQUENT EVENTS

Change in capital

The Company and its subsidiaries became aware that Sobrapar Sociedade Brasileira de Organização e Participações Ltda. and its controlling shareholder Mr. Antonio José de Almeida Carneiro acquired, on January 19, 2006, all shares of Energia do Brasil Participações Ltda., formerly Alliant Energy Holdings do Brasil Ltda.. (Energia do Brasil). Energia do Brasil holds the following equity interests:

- 40.2% of Companhia Força e Luz Cataguazes Leopoldina (CFLCL);
- 49.9% of Gipar S.A. (Parent Company of CFLCL);
- 50% of UTEJF S.A. (indirect subsidiary of CFLCL);
- 45.5% of Energisa S.A. (subsidiary of CFLCL);
- 49.9% of PBPart – SE 1 S.A. (subsidiary of Energisa)

The buyers informed the market, according to article 12 of CVM Instruction No. 358, that they negotiated the acquisition of Energia do Brasil's equity interest in the companies as a long-term investment and do not have a pre-determined target investment quantity.

The buyers informed that they do not have interest in continuing the disputes initiated by Energia do Brasil against the controlling shareholders of CFLCL and its subsidiaries and have definitively withdrawn all lawsuits, which will not be resumed or followed by new claims. The buyers also informed that the waiver of shares also includes representations made to ANEEL, CVM and the arbitration court in order to inform that they will not continue any ongoing disputes nor will they enforce the decision rendered on the arbitration process filed by Alliant Energy Holdings do Brasil against the Company and other companies, which was the subject-matter of a significant event notice published on January 19, 2006. For this reason, no provision for any liability that may result from such arbitration process has been recorded in the financial statements.

Capital increase

At the meeting held on February 21, 2006, the Board of Directors approved a capital increase in the amount of R$100,000, through the private subscription by the current shareholders of 43,859,650,000 new common shares. The common and preferred shareholders will have preferential subscription rights according to their ownership percentage. The preferential subscription right was effective on February 22, 2006, with estimated end for March 23, 2006. However, on March 22, 2006, CFLCL was informed of the injunctions granted in two precautionary actions filed by (i) Fundação dos Economiários Federais – Funcef, and (ii) Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P. The injunction in the first action suspended the capital increase of CFLCL; and the second prohibited any acts to implement the capital increase. Thus, in compliance with said court decisions, any acts related to the implementation of the capital increase were suspended. CFLCL is studying the actions to be taken and will keep its shareholders and the market informed about this matter.

39. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

As discussed in Note 2, the accompanying financial statements are presented based on Brazilian accounting practices. Certain accounting practices of the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.



(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Companhia Força e Luz Cataguazes-Leopoldina
Cataguases – MG

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Companhia Força e Luz Cataguazes-Leopoldina and subsidiaries as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised:
(a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Companhia Força e Luz Cataguazes-Leopoldina and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. As of December 31, 2005, the Company has negative working capital of R$65,925 thousand (R$225,029 thousand in 2004) and R$163,358 thousand (R$555,803 thousand in 2004), Company and Consolidated, and current and long-term indebtedness recorded under the captions "Debt charges", "Loans and financing" and "Debentures", in the amounts of R$349,357 thousand (R$392,039 thousand in 2004) and R$1,305,754 thousand (R$1,240,608 thousand in 2004), Company and Consolidated, which have contributed to adversely impact the results of operations of the Company and its subsidiaries in recent years. As discussed in note 1, in continuity of the debt rescheduling program, management concluded in April 2005 the sale process of its investee Cat-Leo Energia S.A. ("Cat-Leo"), which resulted in a cash inflow of R$175,931 thousand and a reduction in consolidated indebtedness of approximately R$89,325 thousand. In addition, the Company and its subsidiaries obtained long-term funds through the issue of 700 senior shares of the Receivables Investment Fund (Cataguazes-Leopoldina FIDC), in the total amount of R$210,000 thousand, and through a financing agreement in the amount of R$130,000 thousand through Bank Credit Notes (CCB). Management believes that these initiatives, coupled with internal projections of positive results, will be sufficient to ensure adequate liquidity to maintain the operations of the Company and its subsidiaries, and gradually reduce the debt and financial charges thereon.

5. As discussed in note 7, as a result of the periodic tariff adjustment under the energy distribution concession contracts, the National Electric Energy Agency (ANEEL) determined a provisional tariff adjustment for Companhia Força e Luz Cataguazes-Leopoldina and its subsidiaries Companhia de Eletricidade de Nova Friburgo ("CENF") and Empresa Energética de Sergipe S.A. ("Energipe"), resulting in an increase in energy tariffs of 12.66%, 18.00% and 35.61%, respectively, beginning on June 18, 2004 for the Company and CENF, and April 22, 2003 for Energipe. In 2005, ANEEL altered these percentages to the definitive amounts of 21.67%, 25.24% and 33.64% for the Company, CENF and Energipe, respectively. This change resulted in an increase in revenue in the amounts of R$30,854 thousand and R$5,009 thousand for the Company and CENF, respectively, and a decrease in revenue in the amount of R$8,599 thousand for Energipe, reflected in the results of the year ended December 31, 2005.

6. As mentioned in note 14, the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. ("UTEJF") has accumulated fuel gas credits in the amount of R$26,197 thousand (R$22,154 thousand in 2004), which must be consumed within 7 years. Based on internal projections, Management estimates that UTEJF will not use the total gas credits by the expiration date and, therefore, has recorded a provision for losses in the amount of R$2,611 thousand. As of December 31, 2005, the realization of the remaining asset depends on the future confirmation of said internal projections, which estimates electricity generation at full capacity in the next years.

7. As mentioned in note 18, the Company has receivables of R$10,582 thousand, net of R$4,000 thousand of provision for losses (R$13,228 thousand in 2004), for advances for future capital increase granted to the subsidiary Teleserv S.A., which, due to the current level of its operations, has reported losses in recent years. The subsidiary implemented a product to supplement its principal business activity. Management, based on projections which contemplate the success of this product, believes that the subsidiary will achieve the necessary profitability to recover the net asset amount classified as advance for future capital increase by the Company.

8. As mentioned in note 25, certain minority shareholders filed lawsuits challenging the resolutions of the Extraordinary Shareholders' Meeting of December 9, 2003, which, among other things, determined a capital reduction of R$74,358 thousand with absorption of current and prior year losses. If the final court decision is against the resolutions of the Meeting, the capital reduction recorded in the financial statements for the year ended December 31, 2003 and maintained in the financial statements as of December 31, 2005 may be revised.

9. As mentioned in note 26, the Company and its subsidiaries requested that ANEEL postponed from March 24, 2006 deadline to October 30, 2006, the term established in Resolution No. 313/05 for segregation of activities of power generation activities and distribution and from interest in other companies.

10. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 22, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner